
03056990

'02
Annual Report



# The Power Within

Willis Lease Finance Corporation

Waheedha Abdullah

1

Goal: to be the first call customers make for engines

Tom Keeler

Bruce McLean

Garrett Schulze

George Voskresensky

Yvonne Akeson

Gwen Corrie

Jane Knapp

Denise Minaberry

Doug Smith

Judy Webber

Jennifer Boss

Robert Graham

Vito Labrecque

Ben Ngo

Andrew Stokes

31

Countries currently serviced

Diane Brunner

Brian Hanson

Ann Lee

Don Nunemaker

Dan Suarez

Steve Williams

Monica Burke

Charles Harris

Connie Lloren

Sue Olson

42

Employees dedicated to customer service

Charlie Willis

24

Hour emergency response

Nancy Holt

Tom MacAleavey

Robert Orr

Dionne Taylor

Richard Wilson

Maritza Castro

53

Companies active in our client base

Alison Mason

April Patterson

Dave Tegeler

Shanta Yan

Dick Cogan

Robin Johnson

Molly McDonough

Susan Sanderson

Michael Vernon

120

Engines in our portfolio

Shareholders' Equity
(dollars in millions)


110
100
90
80
70
60
50
40
30
20
66
70
96
102
106
98
99
00
01
02

Utilization ▫ 2001 ▫ 2002
(percent by book value)


94
92
90
88
86
84
82
80
78
76
74
90.1
84.6
81.2
80.0
85.6
86.1
9/01
12/01
3/02
6/02
9/02
12/02

Dear Fellow Shareholders,

The war in Iraq, an anemic economy, and the continuing threat of terrorism have made the past nineteen months among the worst in aviation history. It reminds me of the issues we faced in the mid-70s when the company that later became Willis Lease Finance was launched. The United States was just coming out of a time of political turmoil, a protracted bear market, the fallout from the OPEC oil embargo, and the fall of Saigon. We were able to overcome the barriers to success in those early days, and I am confident we will continue to prosper in these difficult times.

In spite of the turbulent conditions, we generated a profit in 2002 — an accomplishment which few companies in the aviation industry can claim. Our profitability was a direct result of the versatility, creativity and customer dedication demonstrated by the forty-two extraordinary people who make up the WLFC team.

During 2002, many of our airline customers had difficulty forecasting their spare engine requirements and were not willing to make long-term commitments. Others chose to delay major maintenance expenditures on their engines by leasing ours. As a consequence, to retain maximum flexibility, these customers favored shorter-term commitments, which increased our engine turnover and workloads in every department. The number of lease proposals tripled during the year as we accelerated our remarketing efforts. This responsiveness served us well as we increased the portfolio utilization rate to 86.1% at the end of 2002 from 80.0% at mid-year and 84.6% at the end of 2001. Clearly, the ability of our people to respond effectively to the ever-changing needs of our customers is one of our most powerful competitive advantages.

### 2002 Results

In 2002, lease revenue declined 8% to $55.4 million from $60.5 million in 2001, reflecting the difficult market conditions during the year. Net income in 2002 totaled $3.6 million, or $0.41 per diluted share, compared to $6.9 million, or $0.78 per diluted share, in 2001. Pre-tax income from continuing operations was $4.3 million in 2002 compared $12.0 million in 2001.

Several unusual items had a significant impact on 2002 net income: a net gain of $4.1 million on the prepayment of a credit facility, a $3.1 million writedown on certain older equipment, a $781,000 charge related to the repayment of a prior credit facility, and a

Lease Revenue

(dollars in millions)


70
65
60
55
50
45
40
35
30
25
32
44
49
61
55
98
99
00
01
02

Profits

(dollars in millions)


10
9
8
7
6
5
4
3
2
1
9.3
3.3
7.8
6.9
3.6
98
99
00
01
02

$491,000 tax credit resulting principally from a change in deferred state tax liability estimates. In 2002, gains on sale of equipment were significantly lower, totaling $482,000 compared to $5.6 million in 2001.

At a time when many in the aviation industry were strapped for cash, we demonstrated our financial strength and savvy by successfully refinancing and increasing our warehouse credit facility. Our finance and legal team put in a tremendous amount of work realigning our financial relationships and increasing our access to capital.

### The Power Within

Our 2002 numbers don't fully tell the story. They don't reflect our resilience, vitality and global reach. Technical, legal, insurance, logistics, finance, contracts and sales people, all have to work together to lease and deliver an engine to a customer. Our ability to work as a team creates a crucial competitive advantage.

It's easy to say we need to be faster and more nimble than the next person, but it's significantly more difficult to do. Our quick response to AOG (aircraft on the ground) emergencies, for example, illustrates how people throughout the company execute at exceptional levels for customers in need. These emergencies, which often happen after business hours when our headquarters is closed, require a global effort and orchestration. From locating a suitable engine, to delivering meticulous documentation, to drawing up contracts, to filing with regulators, to satisfying the covenants in our lending agreements, to transporting the engine to the aircraft, we are remarkably successful in providing emergency services to customers.

Our company is known for its in-house technical team — experts who ensure that our engines are maintained in accordance with all regulatory and manufacturers' standards. We are well known in the industry for the quality of our documentation, which is a critical component for engine placement. By having in-house technical experts in maintenance and repair standards, we give our customers a higher degree of confidence in the quality of our leased engines.

Our size facilitates our speed. With just 42 people, we don't have the layers of bureaucracy that complicate and constrain decision-making, flexibility and responsiveness. We can accomplish more in two days than many of our competitors could in a week.



Charles F. Willis, IV

### Global Outlook

Predicting what will happen in the worldwide aviation markets this year is as risky as predicting the weather. We believe airlines, particularly the large U.S. carriers, will continue to suffer to varying degrees from severe industry conditions this year. Fortunately, only 16% of our revenue last year came from U.S. carriers, and we have no engines on lease to US Air, United or Hawaiian. Nearly half of our revenue comes from Europe, which was a more stable market in 2002, but has suffered more recently from the effects of the war with Iraq.

The brightest forecast for the foreseeable future is in Asia, particularly China, where we recently opened a downtown Beijing representative office. Beijing's *People's Daily* recently quoted a senior Boeing executive predicting, "China's civil aviation business will triple in the next 20 years... based on an annual growth rate of 7.6% in passenger air travel."

Over the past few years, we have worked with Chinese aviation executives and technicians to familiarize them with the intricacies of engine leasing. Chinese airlines in the past had not taken full advantage of operating leases of aircraft engines. Last fall, we hosted representatives from four major Chinese airlines for a weeklong session about engine leasing. This type of cultural and business exchange is critical in developing customer relationships. Our people are multi-lingual, speaking Mandarin, German, French, Spanish, Russian, Swedish, Vietnamese, and Italian. The ability to speak with our customers in their languages, and to understand their cultural distinctions and subtleties, is vital to our success.

### Looking Forward

Despite the positive outlook in Asia, we do not expect to see significant overall improvement in our markets during 2003. A factor that may help offset the current industry downturn is our customers' increasing need to conserve cash. Consequently, engine leasing may become an even more vital part of their capital conservation efforts in the coming year. We are carefully managing expenses, optimizing our portfolio mix and working hard to meet customers' needs. These extraordinary times require extraordinary efforts, and our people have proven their mettle in 2002. We will continue to work harder and smarter.

Looking at the long-term industry prospects, I remain optimistic. Both Boeing and Airbus predict the aviation market will more than double in size over the next 16 years. Air transportation is a key component in the global economy today, and I expect it will continue to grow in importance during the next two decades. We have carved out a profitable niche and earned the respect of our peers and customers as leaders in the industry. I remain confident that the markets will recognize the value of our franchise in the long run and reward our stalwart and patient shareholders. In the meantime, we are grateful for your continued support.

Respectfully yours,

Charles F. Willis, IV
PRESIDENT AND CHIEF EXECUTIVE OFFICER
APRIL 9, 2003

## Selected Financial Data

The following table summarizes selected consolidated financial data and operating information of the Company. The selected consolidated financial and operating data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report and the Company's Form 10-K for the year ended December 31, 2002.

| Years Ended December, 31 (dollars in thousands, except per share data) | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Lease revenue | **$ 55,397** | $ 60,515 | $ 49,012 | $ 44,079 | $ 31,607 |
| Gain on sale of leased equipment | **482** | 5,636 | 8,129 | 11,371 | 12,628 |
| Sale of equipment acquired for resale | **—** | — | — | 9,775 | 4,106 |
| Net gain on debt prepayment | **4,073** | — | — | — | — |
| Other income | **—** | — | 489 | — | — |
| Total revenue | **$ 59,952** | $ 66,151 | $ 57,630 | $ 65,225 | $ 48,341 |
| Income from continuing operations | **$ 3,596** | $ 7,643 | $ 5,474 | $ 10,123 | $ 8,314 |
| Net income | **$ 3,596** | $ 6,944 | $ 7,814 | $ 3,283 | $ 9,251 |
| Basic earnings from continuing operations per common share | **$ 0.41** | $ 0.87 | $ 0.73 | $ 1.37 | $ 1.14 |
| Diluted earnings from continuing operations per common share | **$ 0.41** | $ 0.86 | $ 0.72 | $ 1.36 | $ 1.11 |
| Balance Sheet Data | | | | | |
| Total assets | **$ 543,995** | $ 532,453 | $ 455,930 | $ 408,752 | $ 326,105 |
| Debt (includes capital lease obligation) | **$ 364,680** | $ 359,547 | $ 301,346 | $ 292,167 | $ 214,860 |
| Shareholders' equity | **$ 105,530** | $ 101,581 | $ 95,690 | $ 69,538 | $ 65,842 |
| Lease Portfolio | | | | | |
| Engines at end of the period — continuing operations | **120** | 110 | 100 | 87 | 69 |
| Engines at end of the period — discontinued operations | **—** | 4 | 10 | 14 | 5 |
| Spare parts packages at the end of the period | **4** | 4 | 4 | 4 | 7 |
| Aircraft at the end of the period | **6** | 6 | 6 | 8 | 5 |

## Forward-Looking Statements

Except for historical information, the matters discussed in this annual report contain forward-looking statements that involve risks and uncertainties. Do not unduly rely on forward-looking statements, which give only our expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the effects on the airline industry and the global economy of the September 11th attack, and the war in Iraq; trends in the airline industry, including growth rates of the Asian aviation markets, shifts in demand from events such as the recent SARS outbreak, lease durations and other economic factors; risks associated with refurbishing and providing jet engines and aircraft; the ability of the Company to successfully negotiate equipment purchases, sales and leases, to collect outstanding revenue commitments and to control costs and expenses; changes in interest rate levels and availability of capital to the Company and to our customers; the ability of our staff to continue to meet the constantly changing demands of our customers; regulatory changes in airline operations, aircraft maintenance, accounting and tax standards; the valuation of engines in the secondary market; and other risks detailed in the Company's Report on Form 10-K and continuing reports filed with the Securities and Exchange Commission.

# 2002

Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

# MD&A

## Overview

**General.** The Company's core focus is providing operating leases of aftermarket commercial aircraft engines and other aircraft-related equipment. As of December 31, 2002, the Company had a total portfolio of 56 lessees in 31 countries and its total lease portfolio consisted of 120 engines and related equipment, six commuter aircraft and four spare parts packages with an aggregate net book value of $503.2 million. The Company actively manages its portfolio and structures its leases in order to enhance residual values of leased assets. The Company's leasing business focuses on popular Stage III commercial jet aircraft engines manufactured by CFM International, General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines. These engines are the most widely used aircraft engines in the world, powering Airbus, Boeing, and McDonnell Douglas aircraft.

## Critical Accounting Policies & Estimates

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to residual values, estimated asset lives, bad debts, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

**Leasing Related Activities.** Revenue from leasing of aircraft equipment is recognized as operating lease or finance lease revenue over the terms of the applicable lease agreements. Where collection cannot be reasonably assured, for example, upon a lessee bankruptcy, the Company does not recognize revenue. The Company also estimates and charges to income a provision for bad debts based on its experience in the business and with each specific customer and the level of past due accounts. The financial condition of the Company's customers may deteriorate and result in actual losses exceeding the estimated allowances. In addition, any deterioration in the financial condition of the Company's customers may adversely affect future lease revenues. The vast majority of the Company's leases are accounted for as operating leases. Under an operating lease, the Company retains title to the leased equipment, thereby retaining the potential benefit and assuming the risk of the residual value of the leased equipment.

The Company generally depreciates engines on a straight-line basis over 15 years to a 55% residual value. Spare parts packages are generally depreciated on a straight-line basis over 15 years to a 25% residual value. Aircraft are generally depreciated on a straight-line basis over 13-20 years to a 15%-17% residual value. For assets that are leased with an intent to disassemble upon lease termination, the Company depreciates the assets over their estimated lease term to a residual value based on an estimate of the wholesale value of the parts after disassembly. If useful lives or residual values are lower than those estimated by the Company, upon sale of the equipment, a loss may be realized. A change in either of these estimates would cause an associated change in depreciation expense.

At the lease commencement, the Company often collects, in advance, security deposits (normally equal to at least one month's lease payment) and both at lease commencement and on an ongoing basis, maintenance reserves from the lessee based on the creditworthiness of the lessee. The security deposit is returned to the lessee after all lease conditions have been met. Maintenance reserves are accumulated in accounts maintained by the Company or the Company's lenders and are used when normal repair associated with engine use or maintenance is required. In many cases, to the extent that cumulative maintenance reserves are inadequate to fund normal repairs required prior to return of the engine to the Company, the lessee is obligated to cover the shortfall. Recovery is therefore dependent on the financial condition of the lessee.

Sales Related Activities. For equipment sold out of the Company's lease portfolio, the Company recognizes the gain or loss associated with the sale as revenue. Gain consists of sales proceeds less the net book value of the equipment sold and any costs directly associated with the sale. Additionally, to the extent that any deposits or reserves are not included in the sale and the purchaser of the equipment assumes any liabilities associated therewith, such deposits and reserves are included in the gain on sale.

Asset Valuation. The Company periodically reviews its portfolio of assets for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Such review necessitates estimates of current market values, residual values and component values. The estimates are based on currently available market data and are subject to fluctuation from time to time. The Company initiates its review whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows (without interest charges) that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Significant management judgment is required in the forecasting of future operating results which are used in the preparation of projected undiscounted cash flows and should different conditions prevail, material write-downs may occur.

For further information on these and other accounting policies adopted by the Company, refer to Note 1 of the "Notes to Consolidated Financial Statements."

## Year Ended December 31, 2002, Compared to the Year Ended December 31, 2001

Revenue from continuing operations is summarized as follows:

| Years Ended December 31, (dollars in thousands) | 2002 | | 2001 | |
|---|---|---|---|---|
| Lease revenue | **$ 55,397** | **92.4%** | $ 60,515 | 91.5% |
| Gain on sale of leased equipment | **482** | **0.8%** | 5,636 | 8.5% |
| Net gain on debt prepayment | **4,073** | **6.8%** | — | — |
| Total | **$ 59,952** | **100%** | $ 66,151 | 100% |

Leasing Related Activities. Lease related revenue for the year ended December 31, 2002, decreased 8% to $55.4 million from $60.5 million for the comparable period in 2001. This decrease primarily reflects an increased amount of equipment off-lease and reduced average lease rate factors, partially offset by an increase in the lease portfolio. The aggregate of net book value of leased equipment and net investment in direct finance lease at December 31, 2002 and 2001, was $503.2 million and $495.3 million, respectively, an increase of 2%. At December 31, 2002 and 2001, respectively, approximately 14% and 15% of equipment by book value were off-lease, however, the average utilization for the year ended December 31, 2002, was 82% compared to 91% in the prior year. The increased percentage of off-lease equipment the Company experienced was due to the overall condition of the airline industry, with many airline customers having difficulty forecasting their spare engine requirements due to varying degrees of uncertainty.

During the year ended December 31, 2002, 10 engines were added to the Company's lease portfolio at a total cost of $47.7 million (including capitalized costs). Four engines from the lease portfolio were sold. The engines sold had a total net book value of $15.9 million and were sold for a gain of $0.5 million.

During the year ended December 31, 2001, 21 engines were added to the Company's lease portfolio at a cost of $127.6 million (including capitalized costs). Eleven engines from the lease portfolio were sold to third parties or avioserv (a subsidiary of SRT Group America). These engines had a total net book value of $31.3 million and were sold for a net gain of $5.6 million.

**Net Gain on Debt Prepayment.** This item, for the year ended December 31, 2002, relates to the prepayment of a $35.0 million revolving credit facility at a discount to its carrying value.

**Depreciation Expense.** Depreciation expense increased 18% to $19.4 million for the year ended December 31, 2002, from the comparable period in 2001, due primarily to the increase in lease portfolio assets in 2002, accelerated depreciation on certain engine types, and the reclassification of engines previously disclosed as discontinued operations.

**Write-down of Equipment.** Write-down of equipment to their estimated fair values from the application of SFAS 144 (and SFAS 121 in prior years) totaled $3.1 million for the year ended December 31, 2002, compared to $1.0 million for the year ended December 31, 2001, due to a reduction in demand and market value for certain engine types and management's decision to dispose of, rather than repair where not cost-effective, a number of engines.

**General and Administrative Expenses.** General and administrative expenses increased 10% to $14.4 million for the year ended December 31, 2002, from the comparable period in 2001 due mainly to increases in legal costs ($0.8 million), insurance premiums ($0.4 million) resulting from the terrorist events of September 11, 2001, and increased Directors and Officers insurance, and engine related maintenance and inspection costs ($0.4 million).

**Net Interest and Finance Costs.** Overall, net interest and finance costs, which is comprised of interest expense, residual sharing expense and interest income, decreased 21% to $18.7 million for the year ended December 31, 2002, from the comparable period in 2001. Interest expense decreased 21% to $19.1 million for the year ended December 31, 2002, from the comparable period in 2001, due to a decrease in interest rates partially offset by an increase in average debt outstanding during the period. This increase in debt was primarily related to debt associated with the increase in lease portfolio assets. Residual sharing expense was $0.0 million for the year ended December 31, 2002, compared to $0.4 million in 2001, due to the fact that the Company settled its outstanding residual share obligations in 2001. Interest income for the year ended December 31, 2002, decreased to $0.4 million from $0.9 million for the year ended December 31, 2001, due mainly to reductions in interest rates.

**Income Taxes.** Income taxes for the year ended December 31, 2002, decreased to $0.7 million from $4.4 million for the comparable period in 2001 reflecting lower pre-tax income and a lower effective tax rate. The overall effective tax rate for the year ended December 31, 2002, was 17% compared to 36% for the prior year. The effective tax rate in 2002 was 28%, before adjustments for state income tax apportionment changes and deferred tax assets valuation allowances, compared to 36% in 2001 due to an increase in the amount of benefit obtained under the Extraterritorial Income Exclusion as a percentage of pre-tax income. The remaining decrease reflects a reduction in the estimated proportion of revenue to be generated within California when the California state tax timing differences reverse, offset by a valuation allowance on deferred tax assets relating to state net operating losses of $0.1 million where management believes realizing the benefit of the loss carry forward is not assured. The Company's tax rate is subject to change based on changes in the mix of assets leased to domestic and foreign lessees, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax law.

**Discontinued Operations.** In November 2000, the Company agreed to sell its engine parts and components subsidiary (WASI) and its membership interest in its engine repair joint venture (PGTC LLC). The sale was completed on November 30, 2000. Accordingly, the Company's parts operations and its equity share of the results of the joint venture were accounted for as discontinued operations. There were no discontinued operations for the year ended December 31, 2002, as any remaining equipment still owned and not disposed of as of December 31, 2001, were reclassified to Continuing Operations effective January 1, 2002.

## Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Revenue from continuing operations is summarized as follows:

| Years Ended December 31, (dollars in thousands) | 2001 | | 2000 | |
|---|---|---|---|---|
| Lease revenue | $ 60,515 | 91.5% | $ 49,012 | 85.0% |
| Gain on sale of leased equipment | 5,636 | 8.5% | 8,129 | 14.1% |
| Other income | — | — | 489 | 0.9% |
| Total | $ 66,151 | 100% | $ 57,630 | 100% |

**Leasing Related Activities.** Lease related revenue for the year ended December 31, 2001, increased 23% to $60.5 million from $49.0 million for the comparable period in 2000. This increase primarily reflects lease related revenues from additional engines partially offset by reduced utilization. The aggregate of net book value of leased equipment and net investment in direct finance lease at December 31, 2001 and 2000, was $495.3 million and $416.7 million, respectively, an increase of 19%. At December 31, 2001 and 2000, respectively, approximately 15% and 7% of equipment by book value were off-lease.

During the year ended December 31, 2001, 21 engines were added to the Company's lease portfolio at a total cost of $127.6 million (including capitalized costs). Eleven engines from the lease portfolio were sold. The engines sold had a total net book value of $31.3 million and were sold for a gain of $5.6 million. Included in the disposals were 7 engines sold to avioserv, a related party, for part-out at a loss of $0.9 million.

During the year ended December 31, 2000, 18 engines from the lease portfolio were sold to third parties or transferred to WASI for sale as parts. These engines had a total net book value of $38.9 million and were sold for a gain of $8.1 million.

**Other Income.** Other income for the year ended December 31, 2000, relates to a one-time event associated with the recognition of a lease incentive for office and warehouse space on assignment of the lease.

**Depreciation Expense.** Depreciation expense increased 34% to $16.5 million for the year ended December 31, 2001, from the comparable period in 2000, due primarily to the increase in lease portfolio assets in 2001.

**Write-Down of Equipment.** Write-down of equipment to their estimated fair values totaled $1.0 million for the year ended December 31, 2001, compared to $0.1 million for the year ended December 31, 2000, due to reductions in demand and market prices on certain engine types.

**General and Administrative Expenses.** General and administrative expenses increased 10% to $13.1 million for the year ended December 31, 2001, from the comparable period in 2000 due mainly to increases in staffing and related costs ($0.4 million) and other items including increases in accounting ($0.2 million), legal ($0.2 million), engine related maintenance and inspection costs ($0.2 million), bad debt ($0.1 million) and insurance premiums ($0.1 million).

**Net Interest and Finance Costs.** Overall, net interest and finance costs, which is comprised of interest expense, residual sharing expense and interest income decreased 3% to $23.6 million for the year ended December 31, 2001, from the comparable period in 2000. Interest expense decreased 2% to $24.1 million for the year ended December 31, 2001, from the comparable period in 2000, due to a decrease in interest rates partially offset by an increase in average debt outstanding during the period. This increase in debt was primarily related to debt associated with the increase in lease portfolio assets. Residual sharing expense decreased 44% to $0.4 million for the year ended December 31, 2001, from $0.6 million for the comparable period in 2000. In 2001, the Company settled its outstanding residual share obligations. In 2000, residual sharing arrangements applied to two of the Company's engines and were a function of the difference between the debt associated with the residual sharing arrangement and estimated residual proceeds. The Company accrued for its residual sharing obligations using net book value as an estimate for residual proceeds. Interest income for the years ended December 31, 2001 and 2000, was $0.9 million.

**Income Taxes.** Income taxes, exclusive of tax on discontinued operations for the year ended December 31, 2001, increased to $4.4 million from $3.5 million for the comparable period in 2000. This increase reflects an increase in the Company's income from continuing operations for the year ended December 31, 2001. The Company's tax rate is subject to change based on changes in the mix of domestic and foreign leased assets, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax law. The effective tax rate in 2001 was 36% compared to 39% in 2000 due to the Company's election for Extraterritorial Income Exclusion relief in 2001 relating to certain qualifying leases.

**Discontinued Operations.** In November 2000, the Company agreed to sell its engine parts and components subsidiary (WASI) and its membership interest in its engine repair joint venture (PGTC LLC). The sale was completed on November 30, 2000. Accordingly, the Company's parts operations and its equity share of the results of the joint venture are accounted for as discontinued operations.

Net earnings from the discontinued operations for the years ended December 31, 2001 and 2000, were as follows:

| (dollars in thousands) | 2001 | 2000 |
|---|---|---|
| Revenue | | |
| Operating lease income | $ 637 | $ 2,383 |
| Spare parts sales | — | 23,479 |
| Sale of equipment acquired for resale | — | 2,500 |
| Other income | — | (20) |
| Total revenue | $ 637 | $ 28,342 |
| Expenses | | |
| Depreciation expense | $ 343 | $ 2,206 |
| Cost of spare parts sales | 150 | 18,030 |
| Cost of equipment acquired for resale | — | 2,150 |
| General and administrative | — | 3,153 |
| Total expenses | $ 493 | $ 25,539 |
| Earnings from operations | $ 144 | $ 2,803 |
| Net interest and finance cost | 49 | 1,037 |
| Loss from unconsolidated affiliate | — | 1,344 |
| Earnings before income taxes | $ 95 | $ 422 |
| Income taxes | (38) | (164) |
| Net earnings from discontinued operations | $ 57 | $ 258 |

The net (loss)/gain on disposal of discontinued operations for years ended December 31, 2001 and 2000, was as follows:

| (dollars in thousands) | 2001 | 2000 |
|---|---|---|
| Proceeds from sale of shares in WASI and interest in PGTC LLC | $ — | $ 37,985 |
| Book value of assets sold | — | (33,759) |
| | $ — | $ 4,226 |
| Transaction costs | — | (448) |
| Operating loss from measurement date to closing | — | (588) |
| Post-closing sale price adjustment | (384) | — |
| Loss on disposal and write-down of leased engine portfolio | (879) | (471) |
| (Loss)/gain on disposal of discontinued operations | $ (1,263) | $ 2,719 |
| Income taxes | 507 | (637) |
| (Loss)/gain on disposal of discontinued operations | $ (756) | $ 2,082 |

## Accounting Pronouncements

In June 2001, FASB issued SFAS 143 "Accounting for Asset Retirement Obligations." Statement 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Statement is in effect for fiscal years beginning after June 15, 2002. The Company did not undertake any transactions during the year ended December 31, 2002, nor has any assets that are affected by this Statement.

In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and elements of APB 30, "Reporting the Results of Operations-Reporting the Effects on Disposal of a Segment of a Business, and Extraordinary, Unusual or Infrequently Occurring Events and Transactions."

Statement 144 establishes a single-accounting model for long-lived assets to be disposed of while maintaining many of the provisions relating to impairment testing and valuation. The Statement became effective from January 1, 2002. The adoption of this Statement did not materially change the way the Company reviews and calculates asset impairment charges. During the year ended December 31, 2002, as a result of its review, the Company recorded impairment charges of $3.1 million. During the year ended December 31, 2001, the Company recorded a similar charge of $1.2 million in continuing and discontinued operations.

In April 2002, FASB issued SFAS 145, "Rescission of Statements No. 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections." This Statement rescinds Statement 4, "Reporting Gains and Losses from Extinguishment of Debt," Statement 64, "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements" and Statement 44, "Accounting for Intangible Assets of Motor Carriers" and amends Statement 13, "Accounting for Leases." Statement 44 was issued to cover accounting for the transition to the Motor Carrier Act of 1980, which, having been completed, renders the Statement unnecessary. As a result of rescission of Statements 4 and 64, gains or losses on extinguishment of debt should be classified as Extraordinary Items only if they meet the criteria in APB Opinion 30, "Reporting the Results of Operations." The amendments to Statement 13 are to improve consistency between accounting for sale-leaseback transactions and transactions that have similar economic effects as sale-leaseback transactions. In the fourth quarter of 2002, the Company prepaid a revolving credit facility at a discount and on the basis of guidance under SFAS 145 recorded the gain as "Net Gain on Debt Prepayment" under Income from Continuing Operations.

In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Company has not undertaken any transactions that are affected by Statement 146.

In November 2002, FASB issued Interpretation No. 45. "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation requires certain guarantees to be recorded at fair value and to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote.

The Company has a number of guarantees associated with its debt facilities which require disclosure but has no guarantees that require fair value measurement. (Refer to Management's Discussion and Analysis – Liquidity and Capital Resources for information on the debt guarantees.)

In December 2002, FASB issued SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." This Statement amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation together with enhanced disclosure requirements.

This Statement permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. In addition, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003.

The Company has not adopted the voluntary provisions of SFAS 123, as described in the accompanying footnotes to the financial statements, and has opted to make the required disclosures.

## Liquidity and Capital Resources

Historically, the Company has financed its growth through borrowings secured by its equipment lease portfolio. Cash of approximately $66.4 million, $142.8 million and $104.4 million, in the years ended December 31, 2002, 2001 and 2000, respectively, was derived from this activity. In these same time periods $61.2 million, $84.6 million and $95.3 million, respectively, was used to pay down related debt or capital lease obligations. On November 30, 2000, net proceeds from a private placement of common stock and options were approximately $18.2 million. Cash flow from operating activities generated $31.6 million, $33.3 million and $27.7 million in the years ended December 31, 2002, 2001 and 2000, respectively.

The Company's primary use of funds is for the purchase of equipment for lease. Approximately $47.7 million, $127.6 million and $137.9 million of funds were used for this purpose in the years ended December 31, 2002, 2001 and 2000, respectively.

Cash flows from operations are driven significantly by changes in revenue. While the Company has experienced some deterioration in lease rates, these have been offset by reductions in interest rates such that the spread between lease rates and interest rates has remained relatively constant throughout 2002. The lease revenue stream, in the short-term, is at fixed rates while a substantial amount of the Company's debt is at variable rates. If interest rates increase it is unlikely the Company could increase lease rates in the short term and this would cause a reduction in the Company's earnings. Revenue is also affected by the amount of equipment off-lease. Approximately 14%, by book value, of the Company's assets were off-lease at December 31, 2002, compared to approximately 15% at December 31, 2001, however, the average utilization rate for the year ended December 31, 2002, was 82% compared to 91% in the prior year. The increased percentage of off-lease equipment the Company experienced was due to the overall condition of the airline industry, with many airline customers having difficulty forecasting their spare engine requirements. Increases in off-lease rates as well as deterioration in lease rates that are not offset by reduction in interest rates, will have a negative impact in earnings and cash flows from operations.

At December 31, 2002, notes payable consists of bank loans totaling $364.7 million payable over periods of 1 to 7 years with current interest rates varying between approximately 3.32% and 8.6% (excluding the effect of the Company's interest rate hedges). The significant facilities are described below.

At December 31, 2002, the Company had a $125.0 million revolving credit facility to finance the acquisition of aircraft engines and spare parts for lease as well as for general working capital purposes. As of December 31, 2002, this facility was fully drawn. The facility matures in May 2004. The interest rate on this facility at December 31, 2002, was LIBOR plus 2.00%. Under the $125 million revolver facility, all subsidiaries except WLFC-AC1 and Willis Engine Funding LLC ("WEF") jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $125 million plus any accrued and unpaid interest, fees or reimbursements but is limited at any given time to the sum of the principal outstanding plus interest and fees. The guarantee would be triggered by a default under the agreement and the lenders making a call under the guarantee. The lenders have the option to make either a call to make up a payment or performance deficiency or it could be a full call of the loan.

During the quarter ended September 30, 2002, the Company replaced its $190.0 million debt warehouse facility with a $200.0 million debt warehouse facility on similar terms but with a different group of lenders. In December, 2002, the facility was increased to $250.0 million. A wholly-owned special purpose entity, WEF was created for the purpose of financing jet aircraft engines acquired by such finance subsidiary from the Company. The facility has a 1-year revolving period ending September 11, 2003, followed, if not renewed, by a 4-year amortization period. However, the $50.0 million increase in the facility is only available to be drawn up until March 31, 2003. The facility's structure is designed to facilitate public or private securitized notes intended to be issued by the special purpose finance subsidiary. There is no assurance that a securitization can be completed or completed on terms that are favorable or acceptable to the Company. If a securitization cannot be completed, the Company will be required to renegotiate this facility with its lenders. Refer to "Factors that May Affect Future Results" for further discussion of the risks the Company faces. The facility notes are divided into $225.0 million Class A notes and $25.0 million Class B notes. The Company has a guarantee to the Class B Noteholders determined by a formula in the debt agreement. The maximum amount of the guarantee is $25.0 million. If WEF defaults on its obligations, the full amount of the Class B notes outstanding (together with any accrued interest and fees) is due and payable immediately. At December 31, 2002, the guarantee is approximately $20.0 million. The assets of WEF and any associated owner trust are not available to satisfy the obligations of the Company or any of its affiliates, until all obligations are repaid. The subsidiary is consolidated for financial statement presentation purposes. At December 31, 2002, $50.0 million is available under the facility. Interest on the Class A notes is currently a commercial paper rate plus a weighted average spread of approximately 1.48%. Interest on the Class B notes is currently LIBOR plus a weighted average spread of 4.06%. The spreads will increase by pre-determined amounts during the loan to maximum average spreads of 2.69% and 6.29%, respectively, by September 2003.

At December 31, 2002, the Company had a $24.5 million term loan facility available to a wholly-owned consolidated subsidiary of the Company, WLFC-AC1 Inc., for the financing of jet aircraft engines sold by the Company to such subsidiary. The facility is a five-year term loan with final maturity of June 30, 2005. The interest rate is LIBOR plus 2.05%. This facility is fully drawn. The Company has guaranteed the obligations of WLFC-AC1 under the terms of this facility. The lenders have the ability, upon default, to either call the full amount of the loan or draw upon the guarantee to cure a deficiency. The maximum amount of the guarantee is therefore the principal sum outstanding plus any accrued and unpaid interest and fees.

In the fourth quarter ended December 31, 2002, the Company repaid a $35.0 million revolving credit facility with a financial institution. Borrowings under the facility accrued interest at a rate of LIBOR plus 2.00% per annum and were secured by specific engines and leases pledged to the lender. The loan was repaid at a discount generating a net gain on prepayment of $4.1 million.

At December 31, 2002, LIBOR was approximately 1.38% and the commercial paper rate was approximately 1.42%. At December 31, 2001, the rates were approximately 1.87% and 2.04%, respectively.

Approximately $10.8 million of the Company's debt is repayable during 2003. Such repayments consist of scheduled installments due under term loans.

The table below summarizes the Company's contractual commitments at December 31, 2002.

| Contractual Payments Due (in thousands) | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Contractual Obligation | | | | | | | |
| Debt | $ 10,840 | $ 140,669 | $ 36,895 | $ 14,108 | $ 11,777 | $ 150,391 | $ 364,680 |
| Operating leases on Company premises | $ 390 | $ 328 | $ 349 | $ — | $ — | $ — | $ 1,067 |
| Purchase of equipment | $ 1,275 | $ — | $ — | $ — | $ — | $ — | $ 1,275 |

Approximately $349.5 million of the above debt is subject to the Company continuing to comply with the covenants of each financing, including debt/equity ratios, minimum tangible net worth and minimum interest coverage ratios, and other eligibility criteria including customer and geographic concentration restrictions. In addition, the Company can typically borrow between 80% to 90% of an engine purchase price and only between 50% to 80% of an aircraft or spare parts purchase price under these facilities, so the Company must have other available funds for the balance of the purchase price of any new equipment to be purchased or it will not be permitted to draw on these facilities for a particular purchase. The facilities are also cross-defaulted. If the Company does not comply with the covenants or eligibility requirements, the Company may not be permitted to borrow additional funds and accelerated payments may become necessary. Additionally, debt is secured by engines on lease to customers and to the extent that engines are returned from lease early or are sold, repayment of that portion of the debt could be accelerated. The Company was in compliance with all covenants at December 31, 2002.

As a result of the floating rate structure of the majority of the Company's borrowings, the Company's interest expense associated with borrowings will vary with market rates. In addition, commitment fees are payable on the unused portion of the facilities.

The Company's lease of its office premises in Sausalito expires on December 31, 2005. The sublease of Company premises in San Diego expires in November 2003.

The Company also has commitments to purchase equipment for delivery during 2003, totaling approximately $1.3 million.

The Company also holds a 7% interest, accounted for under the Cost method, in a joint venture in China, Sichuan Snecma Aero-Engine Maintenance Co. Ltd. The Company has invested $1.5 million to date.

The Company believes that its current equity base, internally generated funds and existing debt facilities are sufficient to maintain the Company's current level of operations. A decline in the level of internally generated funds such as could result if off-lease rates increase or a decrease in the availability under the Company's existing debt facilities would impair the Company's ability to sustain its current level of operations. The Company is currently discussing additions to its debt base with its commercial and investment banks. If the Company is not able to access additional debt, its ability to continue to grow its asset base consistent with historical trends will be impaired and its future growth limited to that which can be funded from internally generated capital.

## Management of Interest Rate Exposure

At December 31, 2002, $351 million of the Company's borrowings were on a variable rate basis at various interest rates tied to LIBOR or commercial paper rates. The Company's equipment leases are generally structured at fixed rental rates for specified terms. Increases in interest rates could narrow or eliminate the spread, or result in a negative spread, between the rental revenue the Company realizes under its leases and the interest rate that the Company pays under its borrowings.

To mitigate exposure to interest rate changes, the Company has entered into interest rate swap agreements which have notional outstanding amounts of $55.0 million, with remaining terms of between 8 and 60 months and fixed rates of between 3.32% and 5.96%. The Company has also purchased during 2002, a number of forward-commencing caps with notional amounts totaling $60.0 million, terms of 3 years, effective dates commencing in 2003 and rates capped at 5.5%. The fair value of the swaps at December 31, 2002 and 2001, was negative $1.9 million and $2.9 million respectively, representing a liability of the Company. The fair value of the caps at December 31, 2002, was positive $0.1 million, representing an asset of the Company.

Interest expense for the year ended December 31, 2002, was increased due to the Company's interest rate hedges by approximately $2.8 million compared to $1.9 million in the comparable period in 2001. For the year ended December 31, 2000, interest expense was reduced due to the Company's interest rate hedges by approximately $0.5 million. The Company will be exposed to risk in the event of non-performance of the interest rate hedge counter-parties. The Company anticipates that it may hedge additional amounts of its floating rate debt during the next several months, and has entered into a further swap contract in January 2003 with a $20.0 million notional, 3.45% fixed rate and a five-year term.

## Related Party and Similar Transactions

The Company continues to use PGTC LLC's services to repair/refurbish engines prior to sale or re-lease. The Company also sells engines to avioserv. The Company has also entered into put option arrangements regarding certain engines scheduled to be run to the end of their useful lives to sell them at the Company's discretion, to avioserv at pre-determined prices. The Company notified avioserv of its intention to exercise put options with respect to four engines and expects to close the puts during 2003, subject to satisfactory resolution of a contract dispute with avioserv. The Company also leases office space from avioserv with the lease term expiring November 30, 2003.

The Company entered into a business cooperation period with Flightlease AG and SR Technics Group (SRT) originally scheduled to end on November 30, 2003, however Flightlease is now in liquidation, and SRT has sold its interest in SR Technics Switzerland, to a group consisting of 3i (an investment company) and SRT's management, and as a result, the cooperation agreement was terminated January 20, 2003. During the years ended December 31, 2002 and 2001, respectively, there were no transactions initiated by either party. Flightlease and SRT are members of FlightTechnics, an entity that owns 15% of the Company's common stock.

The Company leases engines to SR Technics Switzerland having a book value of approximately $40.3 million with lease terms expiring in up to eight years. The lease revenue represents less than 10% of total revenues and SR Technics Switzerland is the single largest lessee of the Company.

During the year ended December 31, 2002, the Company entered into a contractor's agreement with a former executive of Flightlease and current Director of the Company, Hans Jörg Hunziker. The agreement is for a one-year term, ending September 2003, to provide strategic advice and investigation into additional sources of capital.

## Factors that May Affect Future Results

Except for historical information contained herein, the discussion in this report contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. Forward-looking statements give the Company's expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them to reflect changes that occur after that date. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below. The cautionary statements made in this report should be read as being applicable to all related forward-looking statements wherever they appear in this report or in other written or oral statements by the Company.

The business in which the Company is engaged is capital intensive. Accordingly, the Company's ability to successfully execute its business strategy and to sustain its operations is dependent, in large part, on the availability of debt and equity capital. There can be no assurance that the necessary amount of capital will continue to be available to the Company on favorable terms or at all. The Company's inability to obtain sufficient capital, or to renew its credit facilities could result in increased funding costs and would limit the Company's ability to: (i) add new equipment to its portfolio, (ii) fund its working capital needs, and (iii) finance possible future acquisitions. The Company's inability to obtain sufficient capital would have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company retains title to the equipment that it leases to third parties. Upon termination of a lease, the Company will seek to re-lease or sell the equipment. The Company also engages in the selective purchase and resale of commercial aircraft engines. On occasion, the Company purchases engines without having a firm commitment for their lease or sale. Numerous factors, many of which are beyond the Company's control, may have an impact on the Company's ability to re-lease or sell equipment on a timely basis, including the following: (i) general market conditions, (ii) the condition of the equipment upon termination of the lease, (iii) the maintenance services performed during the lease term and, as applicable, the number of hours remaining until the next major maintenance is required, (iv) regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of aircraft engines), (v) changes in the supply of, or demand for, or cost of aircraft engines, and (vi) technological developments. There is no assurance that the Company will be able to re-lease or sell equipment on a timely basis or on favorable terms. The failure to re-lease or sell aircraft equipment on a timely basis or on favorable terms could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company experiences fluctuations in its operating results. Such fluctuations may be due to a number of factors, including: (i) general economic conditions, (ii) the timing of sales of engines, (iii) financial difficulties experienced by airlines, especially U.S. airlines, (iv) interest rates, (v) downturns in the air transportation industry, including the impact of September 11, 2001, events and changes in fuel prices (vi) unanticipated early lease termination or a default by a lessee, (vii) the timing of engine acquisitions, (viii) engine marketing activities, (ix) fluctuations in market prices for the Company's assets, (x) downward pressure on lease rates, and (xi) the present war in Iraq. The Company anticipates that fluctuations from period to period will continue in the future. As a result, the Company believes that comparisons to results of operations for preceding periods are not necessarily meaningful and that results of prior periods should not be relied upon as an indication of future performance.

As of December 31, 2002, approximately 56% by value of the Company's equipment available for lease was either off-lease, on month-to-month leases or on leases expiring in 2003. At December 31, 2001, approximately 50% by value of the Company's equipment was similarly categorized. The ability of the Company to successfully remarket this equipment will have a significant impact on the Company's future results and on its ability to draw under certain of its credit facilities.

A lessee may default in performance of its lease obligations and the Company may be unable to enforce its remedies under a lease. The Company's inability to collect receivables due under a lease or to repossess aircraft equipment in the event of a default by a lessee could have a material adverse effect on the Company's business, financial condition and/or results of operations. Various airlines have experienced financial difficulties in the past, certain airlines have filed for bankruptcy and a number of such airlines have ceased operations. In the United States where a debtor seeks protection under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code), creditors are automatically stayed from enforcing their rights. In the case of United States certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft equipment. The scope of Section 1110 has been the subject of significant litigation and there is no assurance that the provisions of Section 1110 will protect the Company's investment in an aircraft, aircraft engines or parts in the event of a lessee's bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States and applicable foreign laws may not provide comparable protection. Leases of spare parts may involve additional risks. For example, it is likely to be more difficult to recover parts in the event of a lessee default and the residual value of parts may be less ascertainable than an engine.

The Company's leases are generally structured at fixed rental rates for specified terms while many of the Company's borrowings are at floating rates. Increases in interest rates could narrow or eliminate the spread, or result in a negative spread, between the rental revenue the Company realizes under its leases and the interest rate the Company pays under its borrowings, and have a material adverse effect on the Company's business, financial condition and/or results of operations.

For the twelve months ended December 31, 2002, 84% of the Company's lease revenue was generated by leases to foreign customers. Such international leases may present greater risks to the Company because certain foreign laws, regulations and judicial procedures may not be as protective of lessor rights as those which apply in the United States. All leases require payment in United States (U.S.) currency. If these lessees' currency devalues against the U.S. dollar, the lessees could potentially encounter difficulty in making the U.S. dollar denominated payment. The Company is also subject to the timing and access to courts and the remedies local laws impose in order to collect its lease payments and recover its assets. In addition, political instability abroad and changes in international policy also present risk of expropriation of the Company's leased engines. Furthermore, many foreign countries have currency and exchange laws regulating the international transfer of currencies.

The Company's lease portfolio has grown significantly in recent years. The Company's growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. There is no assurance that the Company will be able to effectively manage the expansion of its operations, or that the Company's systems, procedures or controls will be adequate to support the Company's operations, in which event the Company's business, financial condition and/or results of operations could be adversely affected. The Company may also acquire businesses that would complement or expand the Company's existing businesses. Any acquisition or expansion made by the Company may result in one or more of the following events: (i) the incurrence of additional debt, (ii) future charges to earnings related to the impairment of goodwill and other intangible assets, (iii) difficulties in the assimilation of operations, services, products and personnel, (iv) an inability to sustain or improve historical revenue levels, (v) diversion of management's attention from ongoing business operations, and (vi) potential loss of key employees. Any of the foregoing factors could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The markets for the Company's products and services are extremely competitive, and the Company faces competition from a number of sources. These include aircraft, engine and aircraft parts manufacturers, aircraft and aircraft engine lessors and airline and aircraft service and repair companies. Certain of the Company's competitors have substantially greater resources than the Company, including greater name recognition, a broader range of material, complementary lines of business and greater financial, marketing and other resources. In addition, equipment manufacturers, and other aviation aftermarket suppliers may vertically integrate into the markets that the Company serves, thereby significantly increasing industry competition. There can be no assurance that competitive pressures will not materially and adversely affect the Company's business, financial condition and/or results of operations.

The Company's leasing activities generate significant depreciation allowances that provide the Company with substantial tax benefits on an ongoing basis. In addition, the Company's lessees currently enjoy favorable accounting and tax treatment by entering into operating leases. Any change to current tax laws or accounting principles that make operating lease financing less attractive or affect the Company's recognition of revenue or expense would have a material impact on the Company's business, financial condition and/or results of operations.

The Company obtains a substantial portion of its inventories of aircraft and engines from airlines, overhaul facilities and other suppliers. There is no organized market for aircraft and engines, and the Company must rely on field representatives and personnel, advertisements and its reputation as a buyer of surplus inventory in order to generate opportunities to purchase such equipment. The market for bulk sales of surplus aircraft and engines is highly competitive, in some instances involving a bidding process. While the Company has been able to purchase surplus inventory in this manner successfully in the past, there is no assurance that surplus aircraft and engines of the type required by the Company's customers will be available on acceptable terms when needed in the future or that the Company will continue to compete effectively in the purchase of such surplus equipment.

## Report of Independent Auditors

To the Board of Directors of Willis Lease Finance Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willis Lease Finance Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

FEBRUARY 11, 2003
SAN FRANCISCO, CALIFORNIA

# Consolidated Balance Sheets

| Year Ended December 31, (in thousands, except share data) | 2002 | 2001 |
|---|---|---|
| Assets | | |
| Cash and cash equivalents including restricted cash of $24,486 and $20,351 at December 31, 2002 and 2001, respectively | $ 27,289 | $ 24,817 |
| Equipment held for operating lease, less accumulated depreciation of $54,687 and $40,097 at December 31, 2002 and 2001, respectively | 496,398 | 488,042 |
| Net investment in direct finance lease | 6,832 | 7,299 |
| Operating lease related receivable, net of allowances of $299 and $175 at December 31, 2002 and 2001, respectively | 3,380 | 2,488 |
| Net assets of discontinued operations | — | 1,130 |
| Investments | 1,480 | 1,480 |
| Assets under derivative instruments | 57 | — |
| Other assets | 8,559 | 7,197 |
| Total assets | $ 543,995 | $ 532,453 |
| Liabilities and Shareholders' Equity | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 4,328 | $ 4,450 |
| Liabilities under derivative instruments | 1,903 | 2,906 |
| Deferred income taxes | 23,589 | 22,804 |
| Notes payable | 364,680 | 359,547 |
| Maintenance reserves | 34,211 | 31,761 |
| Security deposits | 3,501 | 3,496 |
| Unearned lease revenue | 6,253 | 5,908 |
| Total liabilities | 438,465 | 430,872 |
| Shareholders' Equity | | |
| Preferred stock ($0.01 par value, 5,000,000 shares authorized; none outstanding) | — | — |
| Common stock, ($0.01 par value, 20,000,000 shares authorized; 8,833,978 and 8,825,953 shares issued and outstanding as of December 31, 2002 and 2001, respectively) | 88 | 88 |
| Paid-in capital in excess of par | 61,646 | 61,532 |
| Accumulated other comprehensive loss, net of tax of $960 and $1,091 as of December 31, 2002 and 2001, respectively | (1,576) | (1,815) |
| Retained earnings | 45,372 | 41,776 |
| Total shareholders' equity | 105,530 | 101,581 |
| Total liabilities and shareholders' equity | $ 543,995 | $ 532,453 |

See accompanying notes to the consolidated financial statements.

## Consolidated Statements of Income

| Years Ended December 31, (in thousands, except per share data) | **2002** | 2001 | 2000 |
|---|---|---|---|
| Revenue | | | |
| Lease revenue | **$ 55,397** | $ 60,515 | $ 49,012 |
| Gain on sale of leased equipment | **482** | 5,636 | 8,129 |
| Net gain on debt prepayment | **4,073** | — | — |
| Other income | — | — | 489 |
| Total revenue | **59,952** | 66,151 | 57,630 |
| Expenses | | | |
| Depreciation expense | **19,449** | 16,485 | 12,269 |
| Write-down of equipment | **3,052** | 962 | 147 |
| General and administrative | **14,439** | 13,136 | 11,927 |
| Total expenses | **36,940** | 30,583 | 24,343 |
| Earnings from operations | **23,012** | 35,568 | 33,287 |
| Interest expense | **19,110** | 24,125 | 24,609 |
| Interest income | **(432)** | (934) | (902) |
| Residual share | — | 360 | 638 |
| Net interest and finance costs | **18,678** | 23,551 | 24,345 |
| Income from continuing operations before income taxes | **4,334** | 12,017 | 8,942 |
| Income taxes | **(738)** | (4,374) | (3,468) |
| Income from continuing operations | **3,596** | 7,643 | 5,474 |
| Discontinued Operations | | | |
| Income from discontinued operations (net of income tax expense of $38 and $164 for the years ended December 31, 2001 and 2000, respectively) | — | 57 | 258 |
| (Loss)/gain on disposal of discontinued operations (net of income tax (benefit)/expense of ($507) and $637 for the years ended December 31, 2001 and 2000, respectively) | — | (756) | 2,082 |
| | — | (699) | 2,340 |
| Net income | **$ 3,596** | $ 6,944 | $ 7,814 |
| Basic earnings per common share: | | | |
| Income from continuing operations | **$ 0.41** | $ 0.87 | $ 0.73 |
| Discontinued operations | — | (0.08) | 0.31 |
| Net income | **$ 0.41** | $ 0.79 | $ 1.04 |
| Diluted earnings per common share: | | | |
| Income from continuing operations | **$ 0.41** | $ 0.86 | $ 0.72 |
| Discontinued operations | — | (0.08) | 0.31 |
| Net income | **$ 0.41** | $ 0.78 | $ 1.03 |
| Average common shares outstanding | **8,831** | 8,771 | 7,512 |
| Diluted average common shares outstanding | **8,851** | 8,892 | 7,607 |

See accompanying notes to the consolidated financial statements.

# Consolidated Statements of Shareholders' Equity and Comprehensive Income

Years Ended December 31, 2002, 2001 & 2000

| (in thousands) | Issued and Outstanding Shares of Common Stock | Common Stock | Paid-in Capital in Excess of Par | Accumulated Other Comprehensive Income/(Loss) (Net) | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| Balances at December 31, 1999 | 7,398 | $ 74 | $ 42,446 | $ — | $ 27,018 | $ 69,538 |
| Net income | — | — | — | — | 7,814 | 7,814 |
| Shares issued | 1,307 | 13 | 15,004 | — | — | 15,017 |
| Options granted | — | — | 3,321 | — | — | 3,321 |
| Balances at December 31, 2000 | 8,705 | 87 | 60,771 | — | 34,832 | 95,690 |
| Net income | — | — | — | — | 6,944 | 6,944 |
| Other comprehensive loss | | | | | | |
| Transition adjustment for hedging instruments as of January 1, 2001, net of tax of $279 | — | — | — | (464) | — | (464) |
| Net loss on cash flow hedging instruments, net of tax of $812 | — | — | — | (1,351) | — | (1,351) |
| Total comprehensive income | | | | | | 5,129 |
| Shares issued | 121 | 1 | 671 | — | — | 672 |
| Tax benefit on disqualified dispositions of qualified shares | — | — | 90 | — | — | 90 |
| Balances at December 31, 2001 | 8,826 | 88 | 61,532 | (1,815) | 41,776 | 101,581 |
| Net income | — | — | — | — | **3,596** | **3,596** |
| Other comprehensive income | | | | | | |
| Net gain on cash flow hedging instruments, net of tax of $131 | — | — | — | **239** | — | **239** |
| Total comprehensive income | | | | | | **3,835** |
| Shares issued | **8** | — | **40** | — | — | **40** |
| Tax benefit on disqualified dispositions of qualified shares | — | — | **74** | — | — | **74** |
| Balances at December 31, 2002 | **8,834** | **$ 88** | **$ 61,646** | **$ (1,576)** | **$ 45,372** | **$ 105,530** |

See accompanying notes to the consolidated financial statements.

## Consolidated Statements of Cash Flows

| Years Ended December 31, (in thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash Flows from Operating Activities | | | |
| Net income | **$ 3,596** | $ 6,944 | $ 7,814 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation expense | **19,449** | 17,093 | 14,475 |
| Write-down of equipment | **3,052** | 962 | 147 |
| Allowances and provisions | **200** | 175 | — |
| Stock option compensation | **—** | 162 | 144 |
| Loss on derivative instruments | **99** | — | — |
| Gain on sale of leased equipment | **(482)** | (5,636) | (8,129) |
| Loss/(gain) on sale of discontinued operations | **—** | 613 | (3,307) |
| Loss from unconsolidated affiliate | **—** | — | 1,560 |
| Write-off of debt issuance costs | **781** | — | — |
| Changes in assets and liabilities: | | | |
| Receivables | **(1,030)** | 2,134 | (6,851) |
| Other assets | **366** | 445 | 9,660 |
| Accounts payable and accrued expenses | **(686)** | (2,103) | 3,545 |
| Deferred income taxes | **729** | 6,909 | 4,254 |
| Residual share payable | **—** | (2,630) | (835) |
| Maintenance deposits | **5,297** | 7,308 | 5,897 |
| Security deposits | **(8)** | 392 | (1,270) |
| Unearned lease revenue | **234** | 545 | 609 |
| Net cash provided by operating activities | **31,597** | 33,313 | 27,713 |
| Cash Flows from Investing Activities | | | |
| Proceeds from sale of equipment held for operating lease (net of selling expenses) | **16,400** | 36,898 | 47,024 |
| Proceeds from sale of discontinued operations | **—** | 771 | 37,536 |
| Purchase of equipment held for operating lease | **(47,652)** | (127,613) | (137,892) |
| Purchase of property, equipment and furnishings | **(267)** | (773) | (655) |
| Investment at cost | **—** | (700) | (758) |
| Principal payments received on direct finance lease | **467** | 611 | 756 |
| Net cash used in investing activities | **(31,052)** | (90,806) | (53,989) |
| Cash Flows from Financing Activities | | | |
| Proceeds from issuance of notes payable | **66,378** | 142,806 | 104,446 |
| Debt issuance cost | **(2,457)** | (1,772) | (1,193) |
| Purchase of derivative instruments | **(789)** | — | — |
| Proceeds from issuance of common stock | **40** | 510 | 18,194 |
| Principal payments on notes payable | **(61,245)** | (84,605) | (92,779) |
| Principal payments on capital lease obligation | **—** | — | (2,489) |
| Net cash provided by financing activities | **1,927** | 56,939 | 26,179 |
| Increase in cash and cash equivalents | **2,472** | (554) | (97) |
| Cash and cash equivalents at beginning of period including restricted cash of $20,351, $16,666 and $15,992 at December 31, 2002, 2001 and 2000, respectively | **$ 24,817** | $ 25,371 | $ 25,468 |
| Cash and cash equivalents at end of period including restricted cash of $24,486, $20,351 and $16,666 at December 31, 2002, 2001 and 2000, respectively | **$ 27,289** | $ 24,817 | $ 25,371 |
| Supplemental Disclosures of Cash Flow Information | | | |
| Net cash paid for | | | |
| Interest | **$ 17,248** | $ 24,474 | $ 26,131 |
| Income taxes | **$ 11** | $ 59 | $ 27 |

See accompanying notes to the consolidated financial statements.

# Notes

## 1. Organization and Summary of Significant Accounting Policies

### a. Organization

Willis Lease Finance Corporation ("Willis" or the "Company") is a provider of aviation services whose primary focus is on providing operating leases of aftermarket commercial aircraft engines and other aircraft-related equipment to air carriers, manufacturers and overhaul/repair facilities worldwide. Willis also engages in the selective purchase and resale of commercial aircraft engines.

Terandon Leasing Corporation (Terandon), T-2 Inc. (T-2), T-4 Inc. (T-4), T-5 Inc. (T-5), T-7 Inc. (T-7), T-8 Inc. (T-8), T-10 Inc. (T-10), T-11 Inc. (T-11), WLFC Engine Pooling Company (WLFC-Pooling) and WLFC-AC1 Inc. are wholly-owned consolidated subsidiaries of Willis. They are all California corporations (except WLFC-AC1 Inc., which is incorporated in Delaware) and were established to purchase and lease and resell commercial aircraft engines and parts.

WLFC (Ireland) Limited is a wholly-owned subsidiary of Willis. WLFC (Ireland) Limited was formed in 1998 to facilitate certain of Willis' international leasing activities.

During the year 2002, WLFC Funding Corporation was merged into its parent and dissolved. Willis Engine Funding LLC ("WEF") is a wholly-owned subsidiary of Willis. WEF is a Delaware limited liability company and was established in 2002 for the purpose of financing aircraft engines. WLFC Funding (Ireland) Limited is a wholly-owned subsidiary of WEF and was established in 2001 to facilitate certain international leasing activities. Prior to the establishment of WEF, WLFC Funding (Ireland) Limited was wholly-owned by WLFC Funding Corporation.

Willis Aeronautical Services, Inc. ("WASI") was a wholly-owned subsidiary of Willis. WASI was a California corporation established for the purpose of marketing and selling aircraft parts and components and was sold in November 2000. In May 1999 the Company contributed the operations and assets of its engine disassembly services business, Pacific Gas Turbine Center Incorporated ("PGTC Inc."), to a newly formed joint venture, Pacific Gas Turbine Center, LLC ("PGTC LLC"). The Company sold its interest in PGTC LLC in November 2000.

Management considers the continuing operations of the Company to operate in one reportable segment.

### b. Principles of Consolidation

The consolidated financial statements include the accounts of Willis, Terandon, T-2, T-4, T-5, T-7, T-8, T-10, T-11, WASI (11 months ended November 2000), WEF, WLFC-Pooling, WLFC-AC1 Inc., WLFC Funding (Ireland) Limited and WLFC (Ireland) Limited (together, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

### c. Revenue Recognition

Revenue from leasing of aircraft equipment is recognized as operating lease or finance lease revenue over the terms of the applicable lease agreements. Revenue is not recognized when cash collection is not reasonably assured. The Company includes in operating lease revenue non-refundable maintenance payments received from lessees to the extent that, in the Company's opinion, it would not be economically advantageous to overhaul the engine the next time the life-limited parts need to be replaced. In this circumstance, the engines are normally sold for dismantling.

### d. Equipment Held for Operating Lease

Aircraft assets held for operating lease are stated at cost, less accumulated depreciation. Certain professional fees incurred in connection with the acquisition and leasing of aircraft assets are capitalized as part of the cost of such assets. Major overhauls paid for by the Company which add economic value are capitalized and depreciated over the estimated remaining useful life of the equipment.

The Company generally depreciates engines on a straight-line basis over a 15 year period from the acquisition date to a 55% residual value. The Company believes that this methodology accurately reflects the Company's typical holding period for the assets and, further, that the residual value assumption reasonably approximates the selling price of the assets 15 years from date of acquisition.

For engines or aircraft that are leased with an intent to disassemble upon ultimate lease termination, the Company depreciates the engines or aircraft over their estimated lease term to a residual value based on an estimate of the wholesale value of the parts after disassembly.

The spare parts packages owned by the Company are depreciated on a straight-line basis over an estimated useful life of 15 years to a 25% residual value.

The aircraft owned by the Company are depreciated on a straight-line basis over an estimated useful life of 13 to 20 years to a 15% to 17% residual value.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS 144) requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amount or fair value less cost to sell. Impairment is identified by comparison of undiscounted forecast cash flows over the life of the asset with the asset's book value. If the forecast undiscounted cash flows are less than the book value the asset is written down to its fair value. The Company reviews at least quarterly the carrying value of long-lived assets. Such reviews resulted in a write-down of assets of $3.1 million, $962,000 and $147,000 in continuing operations (disclosed separately as "Write-down of Equipment") and $0, $266,000 and $471,000 in discontinued operations (included with (Loss)/ Gain on Disposal of Discontinued Operations in the Income Statement) in 2002, 2001 and 2000, respectively.

## e. Loan Commitment and Related Fees

To the extent that the Company is required to pay fees in order to secure debt, such fees are capitalized and amortized over the life of the related loan on a straight-line basis which approximates the interest method.

## f. Maintenance Costs

Maintenance costs under the Company's leases are generally the responsibility of the lessees. Additionally, under many of the Company's leases, lessees pay fees to the Company based on the usage of the asset. Upon the completion of approved maintenance of an asset, such fees are returned to the lessee up to the amount of repair but not exceeding the use fees paid by the lessee. The Company records a Maintenance Reserve liability in connection with the obligation to reimburse lessees for approved maintenance. Under certain of the Company's leases, the lessee is not obligated to perform maintenance on the asset. To the extent that such leases require the lessee to make payments to the Company based on the usage of the asset and the Company does not plan to apply such payments to the repair of the asset, such as when the asset is to be run-out and disassembled for parts, the usage payments are included in lease revenue.

## g. Interest Rate Hedging

The Company has entered into various hedge agreements to mitigate its exposure on its variable rate borrowings. The differential to be paid or received under the swap agreements is charged or credited to interest expense.

The Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 137 and 138), and under these Statements the Company's interest rate swaps were designated as cash flow hedges. Cash flow hedges are recognized on the balance sheet at their fair value. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all cash flow hedges to liabilities on the balance sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised or management determines that designation of the derivative as a hedging instrument is no longer appropriate. On January 1, 2001, the Company recorded a transition adjustment of $464,000 (net of tax of $279,000), representing the net unrealized loss on interest rate swap agreements and for the year ended December 31, 2001, recorded adjustments to other Accumulated Comprehensive Loss of $1.4 million (net of tax of $0.8 million) representing the net unrealized losses incurred during 2001 relating to the swap agreements.

During the year ended December 31, 2002, the Company recorded adjustments to Accumulated Other Comprehensive Income/(Loss) of $239,000 (net of tax of $131,000) for changes in fair value of effective cash flow hedges and charges of $0.1 million to interest expense for changes in fair value of ineffective cash flow hedges. Refer to Note 5 for further details.

For the year ended December 31, 2000, prior to the adoption of SFAS 133, the Company entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. For interest rate swaps, the differential to be paid or received is accrued and recognized in interest expense and will change as market interest rates change. If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately, if the hedged item does not remain outstanding. If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market and any unrealized gain or loss is recognized immediately.

## h. Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

## i. Property, Equipment and Furnishings

Property, equipment and furnishings are recorded at cost and depreciated by the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are recorded at cost and depreciated by the straight-line method over the lease term. Property, equipment and furnishings are included as other assets in the balance sheets.

## j. Residual Sharing with Lenders

Certain of the Company's credit agreements required the Company to share "residual proceeds" as defined in the agreements with the lenders upon sale of engines held for operating lease. The Company provided for its residual sharing obligation with respect to each engine by a charge or credit to income or expense, each period, sufficient to adjust the residual share payable at the balance sheet date to the amount that would be payable at that date if all engines under said agreements were sold on the balance sheet date at their net book values.

As of December 31, 2002 and 2001, respectively, no engines were subject to residual sharing arrangements as during 2001 the subject engines were sold and/or loans repaid and residual share obligations settled in full.

## k. Sale of Leased Equipment

The Company regularly sells equipment from its lease portfolio. This equipment may or may not be subject to a lease at time of sale. The gain or loss on such sales is recognized as revenue and consists of proceeds associated with the sale less the net book value of the asset sold and any direct costs associated with the sale. To the extent that deposits or maintenance reserves are not included in the sale and the liability associated with such items is transferred to the purchaser of the equipment, the Company includes such items in its calculation of gain or loss. The Company also engages in engine exchanges and where the cash element of the exchange exceeds 25% of the fair value of the transaction the exchange is treated as a monetary one and the gain on sale is recognized.

## l. Cash and Cash Equivalents

The Company considers highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less, as cash equivalents.

## m. Reclassifications

Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

## n. Management Estimates

These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to residual values, estimated asset lives, bad debts, income taxes, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the following accounting policies and estimates are critical to the results of operations: useful life of equipment, residual values and asset impairment (refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for further information).

If the useful lives or residual values are lower than those estimated by the Company, upon sale of the asset a loss may be realized. Significant management judgment is required in the forecasting of future operating results which are used in the preparation of projected undiscounted cash flows and should different conditions prevail, material impairment write-downs may occur.

## o. Comprehensive Income

The Company reports changes in equity from all sources. For the years ended December 31, 2002 and 2001, comprehensive income includes net income and the net gain or loss on the change in fair value of cash flow hedges. For the year ended December 31, 2000, comprehensive income equaled net income.

## p. Per Share Information

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of fully diluted earnings per share is similar to the computation of basic earnings per share, except for the inclusion of all potentially dilutive common shares.

The reconciliation between basic common shares and fully diluted common shares is presented below:

| Years Ended December 31, (in thousands) | **2002** | 2001 | 2000 |
|---|---|---|---|
| Shares | | | |
| Weighted average number of common shares outstanding | **8,831** | 8,771 | 7,512 |
| Potentially dilutive common shares | **20** | 121 | 95 |
| Total shares | **8,851** | 8,892 | 7,607 |
| Potential common stock excluded as anti-dilutive in period | **1,263** | 587 | 427 |

## q. Investments

Investments are in non-marketable securities where management does not have significant influence and are recorded at cost. Management evaluates the investments for impairment quarterly and at December 31, 2002, no adjustment to the carrying value was required.

## r. Stock Options

The Company accounts for its stock based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as allowed under SFAS 123 "Accounting for Stock-Based Compensation." APB 25 requires compensation expense to be recognized over the employee service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount an employee must pay to acquire the stock.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages, but does not require, all entities to adopt a fair value based method of accounting for stock-based compensation plans in which compensation cost is measured at the date the award is granted based on the value of the award and is recognized over the employee service period. However, SFAS 123 allows an entity to continue to use the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), with pro forma disclosures of net income and earnings per share as if the fair value based method had been applied.

In December 2002, FASB issued SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement 123." This Statement amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation together with enhanced disclosure requirements.

This Statement permits two additional transition methods *for entities that adopt the preferable method of accounting* for stock-based employee compensation. In addition, this Statement does not permit the use of the prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003.

At December 31, 2002, 2001 and 2000, the Company had *two stock-based compensation plans, as described in Note* 10. The Company applies APB 25 in accounting for its plans. Accordingly, no compensation expense for continuing operations has been recognized for its Purchase Plan and Plan.

Had compensation cost for the Company's two stock-based compensation plans and warrants been determined consistent with SFAS 148, the Company's net income and earnings per share would have been as follows:

| Years Ended December 31, (in thousands, except per share data) | **2002** | 2001 | 2000 |
|---|---|---|---|
| Income from continuing operations as reported | **$ 3,596** | $ 7,643 | $ 5,474 |
| Deduct: total stock-based employees compensation expense determined under fair value based method for all awards, net of related tax effect | **(929)** | (1,191) | (680) |
| Pro forma net income | **$ 2,667** | $ 6,452 | $ 4,794 |
| Basic earnings per common share from continuing operations as reported | **$ 0.41** | $ 0.87 | $ 0.73 |
| Basic earnings per common share from continuing operations pro forma | **$ 0.30** | $ 0.74 | $ 0.64 |
| Diluted earnings per common share from continuing operations as reported | **$ 0.41** | $ 0.86 | $ 0.72 |
| Diluted earnings per common share from continuing operations pro forma | **$ 0.30** | $ 0.73 | $ 0.63 |

The fair value of the purchase rights under the Purchase Plan, the Plan and the warrants is estimated using the Black-Scholes option pricing model. The assumptions underlying the estimates derived using the Black-Scholes model are as follows:

| | 1996 Stock Option/Stock Issuance Plan | | | Employee Stock Purchase Plan | | |
|---|---|---|---|---|---|---|
| Years Ended December 31, | **2002** | 2001 | 2000 | **2002** | 2001 | 2000 |
| Expected dividend yield | **0%** | 0% | 0% | **0%** | 0% | 0% |
| Risk-free interest rate | **3.47%** | 2.77% | 6.75% | **3.94%** | 2.77% | 5.63% |
| Expected volatility | **72.80%** | 74.88% | 74.4% | **72.80%** | 74.88% | 74.4% |
| Expected life (in years) | **3.89** | 3.05 | 3.77 | **0.5 – 2.0** | 0.5 – 2.0 | 0.5 – 2.0 |

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly *subjective assumptions including the expected stock price* volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options.

## s. Initial Direct Costs Associated with Leases

The Company accounts for the initial direct costs incurred in obtaining a new lease by deferring and amortizing those costs over the term of the lease.



## Discontinued Operations

On November 7, 2000, the Company entered into agreements for a series of strategic transactions, each of which closed on November 30, 2000, with Flightlease AG, a corporation organized under the laws of Switzerland ("Flightlease"), SR Technics Group, a corporation organized under the laws of Switzerland ("SRT"), FlightTechnics, LLC, a Delaware limited liability company ("FlightTechnics") and SR Technics Group America, Inc., a Delaware corporation ("SRT Group America"), each of which are affiliated companies.

The Company sold its aircraft parts and components subsidiary, WASI and its membership interest in its engine repair joint venture with Chromalloy Gas Turbine Corporation, PGTC LLC, to SRT Group America.

As part of the transaction, the Company agreed to retain the lease portfolio of engines maintained and managed by WASI. Certain of these engines are subject to put option arrangements where, at the option of the Company, SRT Group America has agreed to purchase these engines in the future for pre-determined prices.

To the extent that the engines in the portfolio retained are subject to put options or are identified as likely to be sold, the assets and the results of operation were included in discontinued operations. Any remaining equipment retained upon the sale of WASI and not disposed of as of December 31, 2001, was reclassified to Continuing Operations effective January 1, 2002.

Income from discontinued operations for the years ended December 31, 2001 and 2000, are as follows:

| (dollars in thousands) | 2001 | 2000 |
|---|---|---|
| Revenue | | |
| Operating lease income | $ 637 | $ 2,383 |
| Spare parts sales | – | 23,479 |
| Sale of equipment acquired for resale | – | 2,500 |
| Other income | – | (20) |
| Total revenue | $ 637 | $ 28,342 |
| Expenses | | |
| Depreciation expense | $ 343 | $ 2,206 |
| Cost of spare parts sales | 150 | 18,030 |
| Cost of equipment acquired for resale | – | 2,150 |
| General and administrative | – | 3,153 |
| Total expenses | $ 493 | $ 25,539 |
| Earnings from discontinued operations | $ 144 | $ 2,803 |
| Net interest and finance cost | 49 | 1,037 |
| Loss from unconsolidated affiliate | – | 1,344 |
| Earnings (loss) before income taxes | 95 | 422 |
| Income taxes | (38) | (164) |
| Income from discontinued operations | $ 57 | $ 258 |

The (loss)/gain on disposal of discontinued operations for the years ended December 31, 2001 and 2000, is as follows:

| (dollars in thousands) | 2001 | 2000 |
|---|---|---|
| Proceeds from sale of shares in WASI and interest in PGTC | $ — | $ 37,985 |
| Book value of assets sold | — | (33,759) |
| | $ — | $ 4,226 |
| Transaction costs | — | (448) |
| Operating loss from measurement date to closing | — | (588) |
| Post-closing sale price adjustment | (384) | — |
| Loss on disposal and write-down of leased engine portfolio | (879) | (471) |
| (Loss)/gain on disposal of discontinued operations before taxes | $ (1,263) | $ 2,719 |
| Income taxes | 507 | (637) |
| Net (loss)/gain on disposal of discontinued operations | $ (756) | $ 2,082 |

Net assets of discontinued operations on the balance sheet as of December 31, 2001, are as follows:

| (dollars in thousands) | 2001 |
|---|---|
| Receivables | $ 40 |
| Equipment held for operating lease (net of accumulated depreciation of $524) | 1,214 |
| Unearned lease revenue and security deposits | (124) |
| Net assets of discontinued operations | $ 1,130 |

## Equipment Held For Lease

At December 31, 2002, the Company had 120 aircraft engines and related equipment (including equipment under direct finance leases) with an aggregate original cost of $521.8 million, 4 spare parts packages with an aggregate original cost of $14.6 million and 6 aircraft with an aggregate original cost of $24.9 million in its operating and finance lease portfolio. At December 31, 2001, the Company had 110 aircraft engines and related equipment with an aggregate original cost of $499.8 million, 4 spare parts packages with an aggregate original cost of $14.8 million and 6 aircraft with an aggregate original cost of $23.6 million in its operating and finance lease portfolio.

The Company has also entered into put option arrangements regarding certain engines scheduled to be run to the end of their useful lives to sell them at the Company's option, to SRT Group America (which includes avioserv, the successor to WASI) at pre-determined prices. At December 31, 2002, there were five remaining engines with put options having a book value of $1.0 million. In 2002, the Company gave notice of its intention to exercise four of these put options and intends to close the puts as soon as possible, subject to satisfactory resolution of a contract dispute with avioserv.

A majority of the Company's aircraft equipment is leased and operated internationally. All leases relating to this equipment are denominated and payable in U.S. dollars.

The Company leases its aircraft equipment to lessees domiciled in 9 geographic regions. The tables below set forth geographic information about the Company's operating leased aircraft equipment grouped by domicile of the lessee:

| Years Ended December 31, (in thousands) | **2002** | 2001 | 2000 |
|---|---|---|---|
| Operating lease revenue from continuing operations: | | | |
| Region | | | |
| United States | **$ 9,067** | $ 12,669 | $ 12,554 |
| Canada | **1,041** | 3,409 | 4,141 |
| Mexico | **2,717** | 2,004 | 3,560 |
| Australia/New Zealand | **305** | — | 280 |
| Europe | **24,906** | 27,919 | 16,775 |
| South America | **6,322** | 5,787 | 5,840 |
| Asia | **5,683** | 4,772 | 3,435 |
| Africa | **418** | — | — |
| Middle East | **4,309** | 3,281 | 1,689 |
| Totals | **$ 54,768** | $ 59,841 | $ 48,274 |

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Operating lease revenue from continuing operations less applicable depreciation, interest and residual share: | | | |
| Region | | | |
| United States | **$ 3,071** | $ 4,424 | $ 3,137 |
| Canada | **488** | 535 | 858 |
| Mexico | **1,177** | 652 | 1,105 |
| Australia/New Zealand | **141** | — | 64 |
| Europe | **12,461** | 11,178 | 4,273 |
| South America | **3,257** | 1,765 | 1,552 |
| Asia | **2,978** | 1,720 | 816 |
| Africa | **135** | — | — |
| Middle East | **1,860** | 1,075 | 385 |
| Off-lease and other | **(8,097)** | (1,541) | (557) |
| Totals | **$ 17,471** | $ 19,808 | $ 11,633 |

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Net book value of operating leased assets: | | | |
| *Region* | | | |
| United States | **$ 47,484** | $ 85,235 | $ 74,045 |
| Canada | **13,415** | 493 | 32,714 |
| Mexico | **26,776** | 13,247 | 12,737 |
| Australia/New Zealand | **18,103** | — | — |
| Europe | **179,230** | 192,266 | 186,728 |
| South America | **44,265** | 48,304 | 40,484 |
| Asia | **42,450** | 38,368 | 22,946 |
| Africa | **15,462** | — | — |
| Middle East | **34,173** | 35,255 | 11,895 |
| Off-lease and other | **75,040** | 74,874 | 27,265 |
| Totals | **$ 496,398** | $ 488,042 | $ 408,814 |

Included in "off-lease and other" is equipment that is held for disposal totaling approximately $2.4 million at December 31, 2002.

Finance leased assets generated $629,000, $674,000 and $738,000 of revenue in 2002, 2001 and 2000, respectively. After estimated interest expense such assets, generated $331,000, $178,000 and $53,000 respectively. The net investment in direct finance leases on December 31, 2002 and 2001, was as follows:

| (in thousands) | **2002** | 2001 |
|---|---|---|
| Minimum payments receivable | **$ 2,703** | $ 3,799 |
| Estimated residual value of leased assets | **4,950** | 4,950 |
| Unearned income | **(821)** | (1,450) |
| Net investment in finance lease | **$ 6,832** | $ 7,299 |

As of December 31, 2002, minimum future payments under noncancelable leases were as follows:

| (in thousands) | Operating | Finance |
|---|---|---|
| Year | | |
| 2003 | $ 43,771 | $ 1,428 |
| 2004 | 29,039 | 1,275 |
| 2005 | 22,385 | — |
| 2006 | 13,528 | — |
| 2007 | 9,587 | — |
| Thereafter | 14,420 | — |
| | $ 132,730 | $ 2,703 |

As of December 31, 2002 and 2001, the lease status of the equipment held for operating lease was as follows:

| Years Ended December 31, (net book value, in thousands) | **2002** | 2001 |
|---|---|---|
| Lease Term | | |
| Off-lease and other | **$ 75,040** | $ 74,874 |
| Month-to-month leases | **40,566** | 49,620 |
| Leases expiring 2002 | **—** | 119,162 |
| Leases expiring 2003 | **156,453** | 86,381 |
| Leases expiring 2004 | **35,782** | 30,388 |
| Leases expiring 2005 | **48,062** | 38,887 |
| Leases expiring 2006 | **53,790** | 52,039 |
| Leases expiring 2007 | **30,213** | — |
| Leases expiring thereafter | **56,492** | 36,691 |
| | **$ 496,398** | $ 488,042 |



# Notes Payable

Notes payable consisted of the following:

| As of December 31, (in thousands) | **2002** | 2001 |
|---|---|---|
| Note payable at a floating interest rate of LIBOR plus 2.3%. Secured by aircraft engines and the proceeds thereof. The note matures in October 2006. | **$ 629** | $ 685 |
| Subordinated note payable at a fixed interest rate of 7%. Secured by aircraft engines, spare parts and the proceeds thereof. The note matures in June 2004 but was repaid in January 2003. | **366** | 610 |
| Notes payable at a fixed interest rate of 8.63%. Secured by aircraft engines and the proceeds thereof. The note matures in September 2006. | **2,995** | 3,304 |
| Note payable at a fixed interest rate of 8.18% secured by aircraft and the proceeds thereof. The note matured in January 2003 and was extended until March 2003. | **3,884** | 5,338 |
| Note payable at a fixed interest rate of 6.95% secured by aircraft and the proceeds thereof. The note matures in September 2005. | **6,799** | 7,634 |
| Note payable at a floating rate of interest based on commercial paper rates plus 1.55% secured by engines, the proceeds thereof and certain deposits. The facility had a committed amount of $190 million. The facility had an eight-year initial term with a revolving period extended to April 2003 followed by a seven-year amortization period. The Company had guaranteed the obligations under the facility on a limited basis, up to an amount equal to the greater of: (i) the lesser of $5.0 million and 20% of the outstanding obligations or (ii) 10% of the outstanding obligations. This facility was repaid in 2002. | **–** | 183,715 |
| $225 million Class A notes payable at a floating rate of interest based on commercial paper rates plus an average weighted spread of 1.48% and $25 million Class B notes payable at LIBOR plus an average weighted spread of 4.06%. The spreads will increase by pre-determined amounts during the loan to maximum average weighted spreads of 2.69% and 6.29% respectively, by September 2003. The facility has a committed amount of $250 million. The facility has a one-year revolving period ending September 2003, followed by a four-year amortization period. However, $50 million is only available to be drawn on until March 31, 2003. The Company has a guarantee to Class B Noteholders to a maximum of $25 million. The assets of the Issuer (WEF) and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates. | **200,000** | – |
| Credit facility at a floating rate of interest of LIBOR plus 2.00%. Secured by engines, and the proceeds thereof. The facility has a committed amount of $125 million. The facility matures in May 2004. | **125,000** | 108,245 |
| Note payable at a floating rate of LIBOR plus 2.75%. The note matures in December 2009. Secured by an aircraft. | **460** | 500 |
| Note payable at a floating rate of LIBOR plus 2%. The note matures in proportion to the leases of assets pledged under the facility up to March 30, 2005. The facility has a committed amount of $35 million. Secured by aircraft engines and the proceeds thereof. This loan was repaid in 2002. | **–** | 22,822 |
| Note payable at a floating rate of LIBOR plus 2.05% The note matures on June 30, 2005. Secured by aircraft engines and the proceeds thereof. | **24,547** | 26,694 |
| Total notes payable | **$ 364,680** | $ 359,547 |

In 2002, the Company prepaid a $35.0 million credit facility at a discount, generating a gain of $4.1 million.

At December 31, 2002, LIBOR was approximately 1.38% and the Commercial Paper rate was approximately 1.42%. At December 31, 2001, the rates were 1.87% and 2.04%, respectively.

The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's debt is estimated by the Company to be $362.9 million at December 31, 2002.

Principal outstanding at December 31, 2002, is repayable as follows:

| (in thousands) | |
|---|---|
| Year | |
| 2003 | $ 10,840 |
| 2004 | 140,669 |
| 2005 | 36,895 |
| 2006 | 14,108 |
| 2007 | 11,777 |
| Thereafter | 150,391 |
| | $ 364,680 |

Certain of the debt instruments above also have covenant requirements such as a minimum tangible net worth and interest coverages. As of December 31, 2002, the Company was in compliance with all covenant requirements.

At December 31, 2002, the Company had a $125.0 million revolving credit facility to finance the acquisition of aircraft engines and spare parts for lease as well as for general working capital purposes. As of December 31, 2002, this facility was fully drawn. The facility matures in May 2004. The interest rate on this facility at December 31, 2002, is LIBOR plus 2.00%. Under the $125.0 million revolver facility, all subsidiaries except WLFC-AC1 and WEF jointly and severally guarantee payment and performance of the terms of the loan agreement. The maximum guarantee is $125.0 million plus any accrued and unpaid interest, fees or reimbursements but is limited at any given time to the sum of the principal outstanding plus interest and fees. The guarantee would be triggered by a default under the agreement and the lenders making a call under the guarantee. The lenders have the option, upon default, to either call for a payment, demand performance or call the full amount of the loan.

At December 31, 2002, the Company had a $24.5 million term loan facility available to a wholly-owned consolidated subsidiary of the Company, WLFC-AC1 Inc., for the financing of jet aircraft engines sold by the Company to such subsidiary. The facility is a five-year term loan with final maturity of June 30, 2005. The interest rate is LIBOR plus 2.05%. This facility is fully drawn. The Company has guaranteed the obligations of WLFC-AC1 under the terms of this facility. The lenders have the ability, upon default, to either call the full amount of the loan or draw upon the guarantee to cure a deficiency. The maximum amount of the guarantee is therefore the principal sum outstanding plus any accrued and unpaid interest and fees.

At December 31, 2002, the Company had a $250.0 million warehouse facility, available to a wholly-owned consolidated special purpose entity, Willis Engine Funding LLC (WEF) for the purpose of financing aircraft engines, comprised of $225.0 million Class A notes payable at a floating rate of interest based on commercial paper rates plus currently an average weighted spread of 1.48% and $25.0 million Class B notes payable at LIBOR plus an average weighted spread of 4.06%. The spreads will increase by pre-determined amounts during the loan to maximum average weighted spreads of 2.69% and 6.29% respectively, by September 2003. The facility has a one-year revolving period ending September 2003, followed by a four-year amortization period. However, $50.0 million is only available to be drawn on until March 31, 2003. The engines owned by WEF are transferred into individual Owner Trusts to provide security for the lenders in the event of WEF's bankruptcy. In each case WEF is the beneficiary of the Owner Trust. The Company has a guarantee to Class B Noteholders to a maximum of $25 million. If WEF defaults on its obligations, under the guarantee, the full amount of the Class B notes outstanding (together with any accrued interest and fees) is due and payable immediately. The assets of the Issuer (WEF) and any associated Owner Trust are not available to satisfy the obligations of the Company or any of its affiliates.

At December 31, 2002 and 2001, the Company held deposits in the amount of $24.5 million and $20.4 million, respectively, consisting of bank accounts that are subject to withdrawal restrictions as per lease or loan agreements. Included in these amounts are payments to the Company required by certain lease agreements for periodic engine maintenance. These accounts also include security deposits held. Substantially all of the deposits bear interest for the Company's benefit.



## Derivative Instruments

The Company holds a number of interest rate swaps to mitigate its exposure to changes in interest rates, in particular LIBOR, as a large portion of the Company's borrowings are at variable rates. In addition, WEF is required under its credit agreement to hedge a portion of its borrowings. These swaps have been documented and designated as cash flow hedges under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 137 and 138). At December 31, 2002, the Company was a party to interest rate swap agreements with notional outstanding amounts of $55.0 million, remaining terms of between 8 and 60 months and fixed rates of between 3.32% and 5.96%. The fair value of these swaps at December 31, 2002, was negative $1.9 million and represented the estimated amount the Company would have to pay to terminate the swaps. The Company purchased a number of forward-commencing interest rate caps, documented and designated as cash flow hedges, during the second quarter of 2002. These caps have notional amounts of $60.0 million, with 3-year terms, and effective dates commencing in 2003 and rates capped at 5.5%. At December 31, 2002, the estimated fair value of the caps was positive $57,000, representing an asset of the Company.

Under the swap contracts, the difference between the index and the fixed rate that is paid or received by the Company is charged or credited to interest expense.

The Company uses an external provider to ascertain the fair value of the hedges and assess the effectiveness of the hedges during the period. Valuation of the hedges requires certain assumptions for underlying variables and the use of different assumptions would result in a different valuation. Management believes it has applied assumptions consistently during the period and has not changed its methods of valuation or assessment of effectiveness during the period.

The Company reviews the effectiveness of its interest rate hedges on a quarterly basis and adjusts the fair value of the interest rate hedges through either Accumulated Other Comprehensive Income/(Loss) and/or earnings for the period. For the year ended December 31, 2002, the change in fair value of the interest rate hedges recorded to Accumulated Other Comprehensive Income/(Loss) was a gain of $0.2 million (net of tax of $0.1 million) and approximately $0.1 million change in fair value was recognized in earnings as an expense. For the year ended December 31, 2001, the change in fair value of the interest rate hedges recorded to Accumulated Other Comprehensive Income/(Loss) was a loss of $1.4 million (net of tax of $0.8 million) and on January 1, 2001, upon adoption of Statement SFAS 133, a transition adjustment of a loss of $0.5 million (net of tax benefit of $0.3 million) was also recorded to Accumulated Other Comprehensive Income/(Loss). Interest expense for the year ended December 31, 2002 and 2001, was increased due to the Company's interest rate hedges by approximately $2.8 million and $1.9 million, respectively. For the year ended December 31, 2000, interest expense was reduced due to the Company's interest rate hedges by approximately $0.5 million. Reclassification into earnings in future periods may occur if the effectiveness of the interest rate hedges is reduced or they are terminated ahead of their maturity. It is not possible to ascertain the effect on earnings in future periods of a reduction in effectiveness at this time. However, it is the Company's intention to hold the interest rate hedges until their maturity and it does not anticipate any reduction in hedge effectiveness.



# Income Taxes

The components of income tax for continuing operations for the years ended December 31, 2002, 2001 and 2000, included in the accompanying consolidated statements of income were as follows:

| (in thousands) | Federal | State | Total |
|---|---|---|---|
| December 31, 2002 | | | |
| Current | **$ 68** | **$ 13** | **$ 81** |
| Deferred | **1,006** | **(349)** | **657** |
| | **$ 1,074** | **$ (336)** | **$ 738** |
| December 31, 2001 | | | |
| Current | $ (3,018) | $ 14 | $ (3,004) |
| Deferred | 6,254 | 1,124 | 7,378 |
| | $ 3,236 | $ 1,138 | $ 4,374 |
| December 31, 2000 | | | |
| Current | $ – | $ 15 | $ 15 |
| Deferred | 2,853 | 600 | 3,453 |
| | $ 2,853 | $ 615 | $ 3,468 |

The following is a reconciliation of the federal income tax expense at the statutory rate of 34% to the effective income tax expense on continuing operations:

| Years Ended December 31, (in thousands and % of pre-tax income) | **2002** | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| Statutory federal income tax expense | **$ 1,474** | **34%** | $ 4,086 | 34% | $ 3,040 | 34% |
| State taxes, net of federal benefit | **(222)** | **(5)%** | 751 | 6% | 406 | 5% |
| Extraterritorial Income Exclusion | **(533)** | **(12)%** | (468) | (4)% | — | — |
| Other | **19** | **—** | 5 | — | 22 | — |
| Effective income tax expense | **$ 738** | **17%** | $ 4,374 | 36% | $ 3,468 | 39% |

In 2002 and 2001, the Company has determined that a number of assets and their associated leases qualify for exclusion from federal taxable income under the Extraterritorial Income Exclusion rules, resulting in a reduction in the federal effective tax rate.

In 2002, the Company changed its estimated apportionment of income attributable to California resulting in an income tax benefit of $0.6 million. In addition, the Company has provided for a gross valuation allowance of $0.1 million relating to California net operating losses expiring in 2006 where management believes realizing the benefit of the loss carry forward is not assured, shown in state taxes in the previous table.

*The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:*

| As of December 31, (in thousands) | **2002** | 2001 |
|---|---|---|
| Deferred Tax Assets | | |
| Charitable contributions | **$ 52** | $ 45 |
| Unearned lease revenue | **2,166** | 2,386 |
| State taxes | **4** | 5 |
| Reserves and allowances | **131** | 66 |
| Alternative minimum tax credit | **335** | 335 |
| Net operating loss carry forward | **23,358** | 16,342 |
| Total gross deferred tax assets | **$ 26,046** | $ 19,179 |
| Less valuation allowances | **(115)** | — |
| Net deferred tax assets | **$ 25,931** | $ 19,179 |
| Deferred Tax Liabilities | | |
| Depreciation on aircraft engines and equipment | **(50,483)** | (43,074) |
| | **$ (24,552)** | $ (23,895) |
| Deferred tax asset related to unrealized loss on derivative instruments | **963** | 1,091 |
| Net deferred tax liability | **$ (23,589)** | $ (22,804) |

As of December 31, 2002, the Company had net operating loss carry forwards of approximately $67.1 million for federal tax purposes and $9.5 million for state tax purposes. The federal net operating loss carry forwards will expire through the year 2022 and the state net operating loss carry forwards will expire through 2014. However, the Company has provided for a valuation allowance against California net operating losses (NOLs) totaling $2.0 million that expire in 2006 and realization is not assured. Net operating losses can be used as a deduction against future income arising from the U.S. consolidated filing group. As of December 31, 2002, the Company also had alternative minimum tax credits of approximately $0.3 million for federal income tax purposes which have no expiration date and which should be available to offset future alternative minimum tax liabilities. Management believes that no valuation allowance is required on deferred tax assets, other than the California NOL as stated, as it is more likely than not that all amounts are recoverable through future taxable income.



## Risk Management Issues

### Risk Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits and receivables.

The Company places its cash deposits with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party. Concentrations of credit risk with respect to lease receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas.

### Interest Rate Risk Management

To mitigate exposure to interest rate changes, the Company has entered into interest rate swap and cap agreements. As of December 31, 2002, such swap agreements had notional outstanding amounts of $55 million, average remaining terms of between 8 and 60 months and average fixed rates of between 3.32% and 5.96%. Caps had notional amounts of $60.0 million, effective dates commencing in 2003, with 3-year terms and rates capped at 5.5%

As a result of these swap arrangements, interest expense was increased in 2002 and 2001, by $2.8 million and $1.9 million. For further information see Note 1(g) and Note 5.



## Commitments, Contingencies, Guarantees and Indemnities

The Company has two leases for its office space. The annual lease rental commitment for the Sausalito office for 2003 is approximately $307,000 and the lease expires on December 31, 2005 and there are scheduled rent increases in the remaining two years. The remaining lease rental commitment, for premises subleased from avioserv, is approximately $84,000 and the lease expires on November 30, 2003.

The Company has a commitment to purchase, for delivery during 2003, certain aircraft engine equipment for a total of approximately $1.3 million.

The Company has a number of guarantees in respect of its credit facilities. Refer to Note 6 for a full description of the nature and terms of these guarantees. Additionally, the Company generally indemnifies the purchaser of its equipment against any taxes arising from the sale of the equipment (except taxes incurred by the purchaser). The amount of the indemnification is not determinable and the Company has not had to make any payments under such indemnifications.



## Investments

In July 1999, the Company entered into an agreement to participate in a joint venture formed as a limited company — Sichuan Snecma Aero-engine Maintenance Co. Ltd. (Sichuan Snecma). The Company's investment is 7% in the venture. Sichuan Snecma will focus on providing maintenance services for CFM56 series engines. Other participants in the joint venture are China Southwest Airlines, Snecma Services and Beijing Kailan Aviation Technology Development and Services Corporation. As of the year ended December 31, 2002, $1.5 million has been contributed. This investment is recorded at cost.



## Employee Benefit Plans

### Employee Stock Purchase Plan

The Company has a 1996 Employee Stock Purchase Plan (the "Purchase Plan") under which 75,000 shares of common stock have been reserved for issuance. This plan was effective in September 1996. Eligible employees may designate not more than 10% of their cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan, and participants may purchase not more than 1,000 shares or $25,000 of common stock in any one calendar year. Each January 31 and July 31 shares of common stock are purchased with the employees' payroll deductions over the immediately preceding six months at a price per share of 85% of the lesser of the market price of the common stock on the purchase date or the market price of the common stock on the date of entry into an offering period. In fiscal 2002 and 2001, 8,025 and 7,092 shares of common stock, respectively were issued under the Purchase Plan.

The weighted average per share fair value of the employee's purchase rights under the Purchase Plan for the rights granted in 2002 and 2001, were $2.67 and $3.22, respectively.

### 1996 Stock Option/Stock Issuance Plan

In June 1996, the Board of Directors approved the 1996 Stock Option/Stock Issuance Plan (the "Plan"). The Plan was amended by the Stockholders and restated in May 2001, to provide for an increase in the number of shares reserved for issuance under the Plan from 1,525,000 shares to 2,525,000 shares. The plan includes a Discretionary Option Grant Program, a Stock Issuance Program and an Automatic Option Grant Program for eligible non-employee Board members.

The stock options vest over a period determined by the Plan Administrator (usually four years), have a life of up to ten years and the exercise price on grant is equal to the market value of the shares on that date.

A summary of the activity under the plan is as follows:

| | Options Available for Grant | Options Outstanding | | |
|---|---|---|---|---|
| | | Options | Weighted Average Exercise Price | Weighted Average Fair Value |
| Balances at December 31, 1999 | 97,315 | 737,935 | $ 10.43 | |
| Additional options made available | 500,000 | — | — | |
| Options granted | (389,264) | 389,264 | 10.70 | $ 3.35 |
| Options exercised | — | — | — | |
| Options canceled | 151,544 | (151,544) | 10.94 | |
| Balances at December 31, 2000 | 359,595 | 975,655 | $ 8.54 | |
| Additional options made available | 1,000,000 | — | — | |
| Options granted | (535,909) | 535,909 | 7.07 | $ 3.24 |
| Options exercised | — | (114,223) | 4.07 | |
| Options canceled | 122,835 | (122,835) | 15.47 | |
| Balances at December 31, 2001 | 946,521 | 1,274,506 | $ 7.67 | |
| Options granted | (317,542) | 317,542 | 4.67 | $ 2.63 |
| Options canceled | 54,636 | (54,636) | 5.37 | |
| Balances at December 31, 2002 | **683,615** | **1,537,412** | **$ 7.13** | |

A summary of the outstanding, exercisable options and their weighted average exercise prices is as follows:

| | Options | Weighted Average Exercise Price |
|---|---|---|
| At December 31, 2000 | 347,474 | $ 10.70 |
| At December 31, 2001 | 558,300 | $ 9.58 |
| At December 31, 2002 | **822,367** | **$ 8.63** |

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| | Number Outstanding | Weighted Average Remaining Contractual Life (in Years) | Weighted Average Exercise Price | Number Outstanding | Weighted Average Exercise Price |
| Exercise Prices | | | | | |
| From $1.30 to $5.40 | **768,549** | **8.34** | **$ 4.87** | **212,828** | **$ 4.46** |
| From $5.50 to $10.00 | **556,808** | **7.36** | **7.46** | **416,308** | **8.03** |
| From $10.40 to $22.13 | **212,055** | **4.97** | **14.52** | **193,231** | **14.52** |
| From $1.30 to $22.13 | **1,537,412** | **7.52** | **$ 7.13** | **822,367** | **$ 8.63** |

## Employee 401(k) Plan

The Company adopted The Willis 401(k) Plan (the "401(k) Plan") effective as of January 1997. The 401(k) Plan provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code. The 401(k) Plan is a contributory plan available to essentially all full-time and part-time employees of the Company in the United States. In 2002, employees who participated in the 401(k) Plan could elect to defer and contribute to the 401(k) Plan up to 20% of pretax salary or wages up to $11,000 (or $12,000 for employees at least 50 years of age). The Company matches employee contributions up to 50% of 8% of the employee's salary which totaled $94,000 in 2002 and $99,000 in 2001 and up to 50% of 6% of the employees' salary in 2000 for a total of $96,000.



## Warrants

In conjunction with the initial public offering, the Company sold five-year purchase warrants for $0.01 per warrant covering an aggregate of 100,000 shares of common stock exercisable at a price equal to 130% of the initial public offering price. The warrants expired on September 18, 2001.



## Equity

During the year ended December 31, 2000, the Company sold 1,300,000 newly issued shares of its common stock to FlightTechnics and an option, exercisable within 18 months of the closing date, to purchase newly issued shares of its common stock in a private placement. The option was not exercised and has lapsed.



## Quarterly Consolidated Financial Information (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

| (in thousands, except per share data) | Quarter 1 | Quarter 2 | Quarter 3 | Quarter 4 | Full Year |
|---|---|---|---|---|---|
| Fiscal 2002 | | | | | |
| Total revenue | **$ 14,352** | **$ 13,408** | **$ 14,005** | **$ 18,187** | **$ 59,952** |
| Net income | **$ 966** | **$ 577** | **$ 33** | **$ 2,020** | **$ 3,596** |
| Basic Earnings per Common Share | | | | | |
| Net income | **$ 0.11** | **$ 0.07** | **$ 0.00** | **$ 0.23** | **$ 0.41** |
| Diluted Earnings per Common Share | | | | | |
| Net income | **$ 0.11** | **$ 0.07** | **$ 0.00** | **$ 0.23** | **$ 0.41** |
| Average common shares outstanding | **8,828** | **8,830** | **8,832** | **8,834** | **8,831** |
| Diluted average common shares outstanding | **8,854** | **8,852** | **8,841** | **8,857** | **8,851** |
| Fiscal 2001 | | | | | |
| Total revenue | $ 17,097 | $ 19,227 | $ 16,200 | $ 13,627 | $ 66,151 |
| Income from continuing operations | $ 2,499 | $ 2,969 | $ 1,755 | $ 420 | $ 7,643 |
| Discontinued operations | (179) | (606) | 45 | 41 | (699) |
| Net income | $ 2,320 | $ 2,363 | $ 1,800 | $ 461 | $ 6,944 |
| Basic Earnings per Common Share | | | | | |
| Income from continuing operations | $ 0.29 | $ 0.34 | $ 0.20 | $ 0.05 | $ 0.87 |
| Discontinued operations | (0.02) | (0.07) | — | — | (0.08) |
| Net income | $ 0.27 | $ 0.27 | $ 0.20 | $ 0.05 | $ 0.79 |
| Diluted Earnings per Common Share | | | | | |
| Income from continuing operations | $ 0.28 | $ 0.33 | $ 0.20 | $ 0.05 | $ 0.86 |
| Discontinued operations | (0.02) | (0.06) | — | — | (0.08) |
| Net income | $ 0.26 | $ 0.27 | $ 0.20 | $ 0.05 | $ 0.78 |
| Average common shares outstanding | 8,709 | 8,735 | 8,812 | 8,826 | 8,771 |
| Diluted average common shares outstanding | 8,883 | 8,905 | 8,954 | 8,844 | 8,892 |



## Related Party and Similar Transactions

The Company continues to use PGTC LLC's services to repair/refurbish engines prior to sale or re-lease. The Company also sells engines to avioserv. The Company has also entered into put option arrangements regarding certain engines scheduled to be run to the end of their useful lives to sell them at the Company's discretion, to avioserv at predetermined prices. The Company notified avioserv of its intention to exercise put options with respect to four engines and expects to close the puts during 2003, subject to satisfactory resolution of a contract dispute with avioserv. The Company also leases office and warehouse space from avioserv with the lease term expiring November 30, 2003.

The Company entered into a business cooperation period with Flightlease AG and SR Technics Group (SRT) originally scheduled to end on November 30, 2003, however Flightlease is now in liquidation, and SRT has sold its interest in SR Technics Switzerland, to a group consisting of 3i (an investment company) and SRT's management, and as a result, the cooperation agreement was terminated January 20, 2003. During the years ended December 31, 2002 and 2001, respectively, there were no transactions initiated by either party. Flightlease and SRT are members of Flight-Technics, an entity that owns 15% of the Company's common stock.

The Company leases engines to SR Technics Switzerland having a book value of approximately $40.3 million with lease terms expiring in up to eight years. The lease revenue represents less than 10% of total revenues and SR Technics Switzerland is the single largest lessee of the Company.

During the year ended December 31, 2002, the Company entered into a contractor's agreement with a former executive of Flightlease and current Director of the Company, Hans Jörg Hunziker. The agreement is for a one-year term, ending September 2003, to provide strategic advice and investigation into additional sources of capital.

## Corporate Executive Offices

2320 Marinship Way, Suite 300
Sausalito, California 94965
415 331-5281 tel
415 331-0607 fax
www.wlfc.com

## Legal Counsel

Gibson, Dunn & Crutcher, LLP
San Francisco, California

## Independent Auditors

KPMG LLP
San Francisco, California

## Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800 937-5449 tel

## Investor Relations Counsel

The Cereghino Group
5333 15th Avenue South, Suite 1500
Seattle, Washington 98108
206 762-0993 tel

## Form 10-K, 10-Q & Press Releases

Form 10-K has been filed with the Securities and Exchange Commission. Copies of the 10-K, 10-Q and press releases may be obtained from the investor relations area of our Web site: www.wlfc.com, or by contacting our corporate offices. Press releases are also available at The Cereghino Group Web site: www.stockvalues.com.

## Stock Exchange Listing

Willis Lease Finance Corporation is listed on the Nasdaq National Market System under the symbol: WLFC.

## Annual Meeting

The Annual Meeting of stockholders will be held on May 28, 2003, at 2:00 p.m. at the Company's headquarters at 2320 Marinship Way, Suite 300, Sausalito, California 94965. All stockholders are cordially invited to attend.

| | **2002** | | 2001 | |
|---|---|---|---|---|
| Stock Information | High | Low | High | Low |
| Quarter 1 | **$ 5.89** | **$ 4.25** | $ 11.19 | $ 8.88 |
| Quarter 2 | **5.34** | **4.25** | 12.20 | 7.85 |
| Quarter 3 | **5.65** | **3.50** | 11.10 | 6.18 |
| Quarter 4 | **6.13** | **3.25** | 6.96 | 3.00 |

# Corporate Information

## Executive Team



Charles F. Willis, IV
PRESIDENT AND
CHIEF EXECUTIVE OFFICER



Donald A. Nunemaker
EXECUTIVE VICE PRESIDENT
CHIEF OPERATING OFFICER



Monica J. Burke
EXECUTIVE VICE PRESIDENT
CHIEF FINANCIAL OFFICER



Thomas E. MacAleavey
SENIOR VICE PRESIDENT
SALES AND MARKETING



Judith M. Webber
VICE PRESIDENT
TECHNICAL SERVICES



Richard A. Cogan
SENIOR COUNSEL

## Board of Directors

Charles F. Willis, IV
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Glenn L. Hickerson
CHAIRMAN,
GATX AIR ADVISORY BOARD

Hans Jörg Hunziker
PRINCIPAL,
HUNZIKER LEASE & FINANCE;
FORMER PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
FLIGHTLEASE AG LTD.

Gérard Laviec
FORMER PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
CFM INTERNATIONAL;
FORMER CHAIRMAN,
SHANNON ENGINE SUPPORT

William M. LeRoy
PARTNER,
BDO SEIDMAN, LLP

2320 Marinship Way, Suite 300, Sausalito, California 94965

TEL 415 331-5281 FAX 415 331-0607 WEB www.wlfc.com


Willis Lease Finance
CORPORATION